Exhibit 1
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED
DECEMBER 31, 2007
May 9, 2008 (Revised AIF)

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Note: All dollar figures in this Annual Information Form are shown in United States dollars unless otherwise stated. As most of Northgate Minerals Corporation’s (“Northgate” or “the Corporation”) operating costs are currently in Canadian and Australian dollars and virtually all of the revenues are in US dollars, the reader is directed to the section on Risk Factors for a discussion of the effect of changes in the Canadian$/US$ and US$/Australian$ exchange rates on the Corporation’s financial results.
All documents incorporated by reference have been filed and are available under Northgate Minerals Corporation’s company profile at www.sedar.com.

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DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS
This Annual Information Form (“AIF”) contains certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate Minerals Corporation (“Northgate” or “the Corporation”) including those related to future financial and operating performance and those related to Northgate’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates; impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits; and, success of exploration activities and permitting time lines. In addition, the factors described or referred to in the section entitled “Risk Factors” of Northgate’s AIF for the year ended December 31, 2007 or under the heading “Risks and Uncertainties” of Northgate’s 2007 Annual Report, both of which are available on SEDAR at www.sedar.com, should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.
GLOSSARY OF TERMS
(Additional technical terms are defined in a Technical Glossary at the end of this document.)
In this Annual Information Form, unless otherwise indicated the terms “feasibility study” “mineral resource”, “measured resource”, “indicated resource”, “inferred resource”, “preliminary feasibility study”, “proven reserves”, “probable reserves” and “reserve” have the meaning ascribed to such terms in National Instrument 43-101.
This Annual Information Form uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulators, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
RISK FACTORS
Recent Earnings
The Corporation had net earnings of $39,425,000 in 2007 and $106,742,000 in 2006. The Corporation’s profitability depends on the prices of gold and copper and the exchange rate between Canadian and United States dollars and the Australian and United States dollars, levels of gold and copper production, cash operating costs and other factors, the impacts of which are discussed in the following sections.
The Corporation holds certain investments which currently lack liquidity. Continued illiquidity of the investments or recognition of an impairment loss related to the investments could have a material adverse effect on its financial position.
The Corporation maintains a portion of its investments in AAA rated auction rate securities (“ARS”), which are floating rate securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. Beginning in August 2007, a number of auctions began to fail and the Corporation is currently holding ARS with a par value of $72,600,000, which currently lack liquidity. The fair value of the Corporation’s ARS holdings at December 31, 2007 was $69,397,000, which reflects a $3,203,000 adjustment to the original fair value of $72,600,000. Historically, given the liquidity created by the auction process, ARS were presented as current assets on the Corporation’s balance sheet. Given the continued failure of these auctions and the uncertainty as to when liquidity will return, ARS have been reclassified as non-current assets. Rating agencies monitor the credit rating of bond insurer institutions, some of which were insurers of a portion of the ARS held by the Corporation. In late January, a number of bond insurers were downgraded by certain rating agencies, which in some cases resulted in a downgrade of the AAA securities insured by those institutions. If uncertainties in the credit and capital markets persist or the Corporation experiences downgrades on its ARS holdings, the Corporation may incur impairments which may be judged to be other than temporary and result in the recognition of an impairment loss in net earnings. Such impairment or continued illiquidity of the ARS could have a material adverse effect on the Corporation’s financial position.

Cash Costs of Gold Production
The Corporation’s cash operating costs to produce an ounce of gold are dependent on a number of factors, including primarily the price and production level of copper, the revenue from which is offset against the cost of gold production for purposes of cash cost calculation, the treatment and refining charges for copper concentrate and the Canadian/US dollar and US/Australian dollar exchange rates. As these factors are beyond the Corporation’s control, there can be no assurance that the Corporation will be able to achieve low cash cost gold production.
Sensitivity to Metal Prices
The Corporation’s earnings are directly related to the prices of gold and copper as its revenues are derived primarily from gold and copper mining. The Corporation produces a gold bearing copper concentrate (at the Kemess South Mine only) and gold concentrate that is shipped to third party smelters for extraction of these metals. In this respect, the Corporation is affected by the global market for gold and gold bearing copper concentrate. Gold and copper prices fluctuate widely and are affected by numerous factors beyond the Corporation’s control, including global and regional demand, political and economic conditions, central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, and production costs in major gold and copper producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold and copper prices are also affected by worldwide production levels. In addition, the prices of gold and copper have on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold and copper prices may adversely affect the Corporation’s financial performance or results of operations. If the Corporation’s revenues from the sale of gold and copper fall below the Corporation’s cost of production due to a fall in the price of gold and/or copper and prices remain at such levels for any sustained period, the Corporation may experience losses and may curtail or suspend some or all of its exploration, development and mining activities. Under the Corporation’s Risk Management Policy, approved by its board of directors, the Corporation intends to make use of copper/foreign exchange/energy hedging strategies where appropriate. There is however, no assurance that the Corporation’s hedging strategies will be successful or that fluctuations in the prices of gold or copper will not materially adversely affect the Corporation’s financial performance and results of operations.
In 2007, the Corporation settled all of its remaining gold forward sales commitments at a cost of $22,559,000. A loss of $31,142,000 was charged to income in 2007, which included the deferred hedging loss of $8,583,000. At December 31, 2006, the Corporation had forward sales commitments to deliver 60,000 ounces of gold at an average price of $307 per ounce. The unrealized loss at the end of the prior year was approximately $20,265,000 based on the quoted market price provided by the counter party.
At December 31, 2007, the Corporation had forward sales contracts with a major financial institution to fix the price of delivered copper for which final settlement has not occurred. A total of 28,250 metric tonnes of copper were sold forward using London Metals Exchange (“LME”) contracts maturing from January 2008 through October 2010 at an average forward price of $2.86 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Xstrata Canada Corporation under a multi-year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis. The fair value of these contracts at December 31, 2007, was a net loss of $4,965,000 (2006 — a net gain of $15,488,000) of which a gain of $7,124,000 is included in concentrate settlements and other receivables for contracts expiring in 2008 and a net loss of $12,089,000 is included in other long-term liabilities.
The volatility of gold prices is illustrated in the following table, which sets forth for the periods indicated the high, low and average fixing prices for gold on the London Bullion Market (the “London AM Fix”).

	2007	2006	2005	2004	2003
High price ($ per ounce)	842	725	537	456	417
Low price ($ per ounce)	608	525	411	373	320
Average price ($ per ounce)	696	604	445	410	364
On December 31, 2007, the London AM Fix was $837 per ounce of gold.
The following table sets forth for the periods indicated the high, low and average prices on the London Metal Exchange for copper.

	2007	2006	2005	2004	2003
High price ($ per pound)	3.77	3.98	2.11	1.49	1.05
Low price ($ per pound)	2.37	2.05	1.39	1.06	0.70
Average price ($ per pound)	3.23	3.05	1.67	1.30	0.81
On December 31, 2007, the London Metal Exchange Grade A copper settlement price was $3.03 per pound.
Sensitivity to Foreign Exchange Rates
The Corporation’s operating results and cash flow are significantly affected by changes in the Canadian/US dollar and US/Australian dollar exchange rates (“FX”). As noted previously, the Corporation’s revenues are denominated in US dollars and most of the expenses are currently denominated in Canadian and Australian dollars, therefore exchange rate movements can have a significant impact on all of the Corporation’s costs. Based upon the Corporation’s projected 2008 production and operating cost estimates, a one-cent change in the average annual Canadian/US dollar exchange rate would affect earnings before tax and operating cash flow by approximately $2.5 million were it to be in effect for the entire year. A similar change to the US/Australian dollar exchange rate would have a $1.9 million impact. To hedge its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Corporation has periodically used forward foreign exchange contracts to purchase Canadian dollars. However, there can be no assurance that the Corporation’s foreign exchange hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Corporation’s financial performance and results of operations. As of December 31, 2007, the Corporation had no outstanding foreign currency options or forward foreign exchange contracts.
The following table sets forth for the periods indicated, the high, low and average exchange rates of the Canadian/US dollar:

	2007	2006	2005	2004	2003
Average Rate	1.0748	1.1346	1.2732	1.3015	1.4010
High Rate	1.1853	1.1796	1.1424	1.4003	1.5747
Low Rate	0.9170	1.0926	1.2117	1.1714	1.2924
The table below shows the US/Australian dollar exchange rates:

	2007	2006	2005	2004	2003
Average Rate	0.8355	0.7537	0.7627	0.7362	0.6499
High Rate	0.7681	0.7017	0.7234	0.6784	0.5604
Low Rate	0.9397	0.7931	0.7991	0.8000	0.7537
On December 31, 2007, the Bank of Canada quoted noon exchange rate between the Canadian and US dollar was 0.9881 Canadian$/US$. The US$/Australian$ rate on the same day was 0.8750.
Sensitivity to Interest Rates
Fluctuations in interest rates can affect the Corporation’s results of operations and cash flows. The Corporation’s bank debt (if any) and cash balances are subject to variable interest rates, and its capital lease agreements are subject to fixed interest rates. Therefore, as of the date of this Annual Information Form, the Corporation is relatively insensitive to interest rates except to the extent that interest is earned on its current cash balances. The Corporation’s cash and cash equivalent balance at December 31, 2007 was $266,045,000.
Sensitivity Summary Table
The table below summarizes the estimated impact on the Corporation’s 2008 earnings before tax and operating cash flow of the variations in commodity prices and foreign exchange rates, based on the projected production estimates at the Kemess South, Fosterville and Stawell mines in 2008 that are attributable to Northgate, if the change were to be in effect for fiscal 2008.

		Earnings & Cash Flow Impact
		(Before Tax)
Factor	Change	($ millions)
Gold Price	$10/ounce	3.8
Copper Price	$0.05/pound	2.2
CDN$/US$ Exchange rate	$0.01	2.5
US$/AUS$ Exchange rate	$0.01	1.0
Dependence on Mines
The Corporation’s mining and milling operations at Kemess South accounted for all of the Corporation’s metal production in 2007 but will account for a portion of the Corporation’s future metal production after the acquisition of Perseverance. Any adverse condition affecting mining or milling conditions at the any of the Corporation’s mines could be expected to have a material adverse effect on the Corporation’s financial performance or results of operations until such time as the condition is remedied or the Corporation’s other exploration and development properties are brought into production.
Dependence on Key Personnel
Northgate Minerals Corporation is dependent upon the services of key management personnel. The loss of any of these personnel, if not replaced, could have a materially adverse effect on Northgate’s business and its operations. Northgate does not currently have key person insurance on these individuals.
Dependence on Unionized Employees
Northgate employs approximately 390 personnel at its Kemess South Mine operation in Canada and 594 at its Perseverance operation in Australia. The majority of the Kemess South personnel are represented by a union (the International Union of Operating Engineers Local 115) and the terms of their employment are subject to a three-year collective agreement (the “Agreement”) that was ratified by the International Union of Operating Engineers Local 115 on April 8, 2008. In Australia, some of the workers for the underground contractor working for Fosterville Gold Mine are members of the Australian Workers Union and are subject to a collective bargaining agreement. The underground contractor is in the process of being replaced by owner mining and the longer term status of the union is unknown at this point in time.
Future Financing Risks
To fund its growth, the Corporation is often dependent on securing the necessary capital through debt or equity financings. The availability of this capital is subject to general economic conditions and lender and investor interest in the Corporation and its projects. To increase its access to capital, the Corporation maintains relationships with key financial participants and has an active investor relations program in order to inform institutional and retail investors and other stakeholders.
Uncertainty of Ore Reserves and Mineral Resources
Although the Corporation has carefully prepared the mineral reserves and resources figures included herein and believe that the methods of estimating mineral reserves and resources have been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated levels of recovery of gold and copper will be realized. The ore grade actually recovered by the Corporation may differ from the estimated grades of the reserves and mineral resources. Such figures have been determined based upon assumed gold and copper prices and operating costs. Market price fluctuations of gold and copper, as well as increased production costs or reduced recovery rates, may negatively impact the economic viability of reserves containing low grades of mineralization and may ultimately result in a restatement of reserves. Short-term factors that can impact the ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades may impair the profitability of a mine in any particular accounting period.
Mineral resources estimated for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such estimates may require revision as more drilling information becomes available or as actual production experience is gained.
Reserve Estimates
The figures for proven and probable mineral reserves presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Corporation has estimated proven and probable mineral reserves at its Kemess South mine based on a $600 per ounce gold price, copper price of $2.52 per pound and

Canadian/US dollar exchange rate of 1.15. The market prices of gold and copper have for more than three years traded, on average, very close to the price at which the Corporation estimates its reserves (Three year trailing average prices are $582, $2.65 and $1.14 for Au, Cu and Canadian/US dollar FX). Prolonged declines in the market price of gold and copper may render reserves containing relatively low grades of gold and copper mineralization uneconomic to exploit and could reduce materially the Corporation’s reserves. Should such reductions occur, the Corporation could be required to take a material write down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow.
Mining Risks and Insurance
The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, and changes in the regulatory environment. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstance. However, the Corporation may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Corporation may become subject to liabilities, which exceed policy limits. In such case, the Corporation may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.
Income Tax
For the fiscal year 2007, the Corporation paid CDN$3,271,000 on account of income taxes. While the Corporation does still have tax shields, it will continue to pay some amount of cash income taxes during the remaining reserve life of the Kemess South Mine.
Cost of Exploration and Development Programs
The Corporation’s profitability is significantly affected by the cost and results of its exploration and development programs. As mines have limited lives based on proven and probable reserves, the Corporation actively seeks to replace and expand its reserves, primarily through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary regulatory permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Corporation’s current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace or expand current reserves.
Foreign Operations
With the acquisition of Perseverance Corporation Limited, Northgate’s operations are now conducted in Canada and Australia, and as such are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; extreme fluctuations in currency exchange rates; high rates of inflation; war; civil disturbances; changes in laws and policies of particular countries; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; delays in obtaining or the inability to obtain necessary governmental permits; expropriation and nationalization; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Any changes in policy may result in changes in laws affecting ownership of assets, foreign investment, taxation, rates of exchange, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Northgate to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development and operations. A future government of these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

Regulatory
The Corporation’s mining operations and exploration activities are subject to extensive Canadian and Australian federal and provincial regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, construction, operating and closing mines and other facilities. The Corporation believes that it is in substantial compliance with all current laws and regulations. However, such laws and regulations are subject to constant change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.
Legal
The Corporation is subject to various legal claims, judgments, potential claims and complaints, including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While the Corporation believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on the Corporation’s financial condition, there is a risk that if such decisions are determined adversely to the Corporation, they could have a material adverse effect on the Corporation’s profitability.
First Nations Land Claims, Competition and Scarcity of Mineral Lands
Native land claims in British Columbia remain the subject of active debate and litigation. The Kemess South Mine operation and associated mineral tenures lie within overlapping land claims of several First Nations, as is the case for much of British Columbia. Although Northgate has an agreement with local First Nations regarding land use, as it pertains to Kemess South, there can be no assurance that the broader land claims will not create delays or impose additional costs.
The area surrounding the Young Davidson project in northern Ontario is covered by Treaty 9 and the Corporation is required to consult with the affected First Nation(s) as the project will impact upon the exercise of their aboriginal and treaty rights. The Corporation signed a Memorandum of Understanding with Matachewan First Nation on March 17, 2008. The process of negotiating an Impact Benefit Agreement is ongoing.
In general, Exploration Licenses in Australia are also subject to Native land and title issues when they are located on Crown land. In that case the company is required to come to an agreement with the affected peoples before the Exploration License is granted by the state of Victoria, New South Wales or Western Australia. The mining leases on which the Corporation’s two operations are located have no native title issues.
Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where the Corporation contemplates conducting exploration activities. The Corporation may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than the Corporation. Accordingly, there can be no assurance that the Corporation will be able to compete successfully for new mining properties.
Risk of Acquisitions
The Corporation is actively evaluating opportunities to acquire additional gold mining assets and businesses. These acquisitions may be significant in size, may change the scale of the Corporation’s business, and may expose the Corporation to new geographic, political, operating, financial and geological risks. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition targets, acquire them on acceptable terms and integrate their operations successfully with those of the Corporation. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Corporation’s ongoing business; the inability of management to maximize the financial and strategic position of the Corporation through the successful incorporation of acquired assets and businesses; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Corporation may need additional capital to finance the acquisition. Debt financing related to acquisition will expose the

Corporation to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. Due to all of the foregoing, the Corporation’s pursuit of any future acquisition may have a materially adverse effect on its business, result of operations, financial condition, cash flows and liquidity.
Volatility of Share Price
The price of Northgate’s common shares may be highly volatile as a result of factors such as the following, some of which are beyond the Corporation’s control:
•	Fluctuations in the price of gold and copper and/or the Canadian$/US$ and US$/Australian$ exchange rates;

•	Variations in reserve grade estimates;

•	Variations in the Corporation’s operating results;

•	Operating results may vary from the expectations of securities analysts and investors;

•	Changes in expectations as to the Corporation’s future financial performance, including estimates by securities analysts and investors;

•	Changes in market valuations of other gold companies;

•	Announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the Corporation or its competitors;

•	Additions or departures of key personnel; and

•	Future issuances of the Corporation’s common shares.
In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of Northgate’s common shares, regardless of its actual operating performance.

CORPORATE STRUCTURE
Name, Address and Incorporation
Northgate Minerals Corporation (“Northgate” or the “Corporation”) was incorporated under the Ontario Companies Act by letters patent dated January 7, 1919 under the name Kirkland-Hudson Bay Gold Mines Limited. In 1958, the Corporation was reorganized and its name changed to Northgate Exploration Limited. On May 14, 2004 the name was changed again to Northgate Minerals Corporation in order to better differentiate the Corporation from companies that are not mineral producers or those that operate in the oil and gas sector. A Restated Certificate and Articles of Incorporation were issued to Northgate on August 3, 1984 pursuant to the Business Corporations Act (Ontario), which superseded the Letters Patent and all amendments thereto. In June 2001, the Corporation obtained shareholder approval to continue the Corporation into the Province of British Columbia pursuant to the provisions of the Company Act (British Columbia). The Corporation was continued into British Columbia on January 31, 2003 and transitioned under the Business Corporations Act (British Columbia) on May 20, 2004. On August 1, 2006 the Corporation, Kemess Mines Ltd., Northgate Resources Limited and Young-Davidson Mines Limited were amalgamated under the Business Corporations Act (British Columbia) under the name Northgate Minerals Corporation.
The Corporation’s head office is located at 815 Hornby Street, Suite 406 Vancouver British Columbia
V6Z 2E6 and its registered office is located at 1500-1040 West Georgia Street, Vancouver, British Columbia, V6E 4H8.
Inter-Corporate Relationships
On February 18, 2008, the Corporation completed its acquisition of Perseverance Corporation Limited.

Capital Structure
The authorized capital of the Corporation is 100,000,000,000,000 shares of each of the following classes, all without par value: Common, Class A and Class B preferred shares. The shares, warrants and options issued and outstanding as of December 31, 2007 are summarized in the table below.

Outstanding
Security Type	December 31, 2007	Expiry Date/Comments

Common shares	254,452,862

Preferred shares	None

Common Share Purchase Warrants	None

Employee Stock Options (14,000,000 authorized)	5,196,600 issued 2,758,900 exercisable	Various dates from February 27, 2008 through October 1, 2014; strike prices from CDN$0.91 to $4.07. Average strike price of issued options is CDN$2.73
Shareholder Rights Plan
At the May 14, 2004 Annual General Meeting, shareholders approved the shareholder rights plan that had been approved by the Board of Directors of the Corporation on March 11, 2004 (the “Effective Date”). The Plan will be in effect until March 11, 2010, the sixth anniversary of the Effective Date, but was reconfirmed by the shareholders at the 2007 annual general meeting.
The shareholder rights plan (the “Plan”), is designed to ensure the fair treatment of Northgate’s shareholders in the event of a take-over bid for the common shares of Northgate and will provide the Board of Directors and Northgate’s shareholders with more time to evaluate any unsolicited take-over bid and, if appropriate, to seek out other alternatives to maximize shareholder value.
At the close of business on the Effective Date, one right (a “Right”) is issued and attaches to each common share of Northgate outstanding at that time. A Right will attach to each common share of Northgate issued after the Effective Date.
The Plan is similar to shareholder rights plans adopted by a number of other Canadian companies. The Plan is not intended to block take-over bids. The Plan includes “Permitted Bid” provisions which do not invoke the dilutive effects of the Plan if a take-over bid is made by way of a take-over bid circular that remains open for a minimum of 60 days and is accepted by not less than 50 per cent of the common shares held by independent shareholders. The Plan will be invoked by an acquisition bid, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of Northgate or the commencement of a take-over bid that is not a Permitted Bid.

GENERAL DEVELOPMENT OF THE BUSINESS
Northgate is a Canadian based gold and copper concentrate producer with operations in Canada and Australia. The Corporation owns and acquires properties and explores for precious and base metals. By market capitalization and ounces of gold production the Corporation is classified as a mid-tier gold mining company. Northgate owns: 1) a low-grade open pit mine (Kemess South) that processes its ore through a floatation mill circuit in British Columbia, Canada, 2) a high-grade open pit and underground mine (Fosterville) in Australia that recovers gold through a carbon-in-leach circuit, and 3) a high-grade open pit and underground mine (Stawell) in Australia that recovers gold through a carbon-in-leach circuit. Achieving profitability is dependent on metal prices and foreign exchange rates as described in the section entitled “Risk Factors” as well as achieving low operating costs through the mining and milling of large volumes of ore.
The Corporation acquired its interest in the Kemess Mine in November 1999 when it purchased a 95% royalty interest in the mine from the Interim Receiver of Royal Oak Mines Inc. (“Royal Oak”). Royal Oak’s creditors and the Ontario Superior Court of Justice approved this purchase effective February 14, 2000. In order to finance the acquisition of the Kemess Mine, Northgate arranged bridge financing with Brookfield Asset Management (“Brookfield”) that at December 31, 2000 totalled $166 million (CDN $268 million), repayable at the option of Northgate, in common shares.
On December 31, 2000 Northgate converted its royalty interest into a 95% equity interest in Kemess Mines Ltd. Northgate acquired the remaining 5% in 2003. Subsequent financings repaid the bridge loan and resulted in the issuance of share purchase warrants that were exercised in late 2006. Brookfield continues to hold a 1.62% Gross Metal Value Royalty and guaranteed the project debt facility that was paid out by the Corporation on February 15, 2006.
In 2000, the Corporation initiated exploration in the area of the Kemess North deposit. The surface expression of low grade mineralization had been recognized and worked on for many years by previous operators and had been the stimulus for work in the area. The 2000 work by Northgate resulted in the discovery and recognition of a high grade core to the occurrence. The extent of this mineralization was defined by subsequent drill programs and a Feasibility Study was initiated and subsequently completed in 2004.
On September 17, 2007, the Joint Federal-Provincial Review Panel for the Kemess North project submitted its report to the Canadian Ministries of the Environment, recommending that the project not be allowed to proceed. The Corporation wrote down the carrying value of the project ($31.4MM).
Recent History
At the beginning of 2005 Northgate’s assets consisted of the Kemess South Gold-Copper mine in British Columbia Canada and the adjacent Kemess North exploration project which was in the early stages of the permitting process. Over the last three years Northgate has broadened its businesses as follows:
1.	Acquired Young-Davison Mines Ltd for $18.2 million in Northgate shares in 2005.

2.	Raised $100 million in 2006, through the conversion of warrants originally issued as part of two financings in 2002.

3.	Based on the conclusion of the Kemess North Environmental Review Panel in the third quarter of 2007 that the project not be allowed to proceed, the carrying value of the Kemess North project was written off.

4.	Announced its intent to acquire Perseverance Corporation Limited in October 2007 and completed this acquisition on February 18, 2008.
Northgate now has three operating mines (Kemess South, Fosterville and Stawell) and one advanced development project (Young-Davidson) located in the politically stable jurisdictions of Canada and Australia. Details of various changes to Northgate are described below.
Young-Davidson Mines, Limited
On November 2, 2005 Northgate completed the acquisition of Young-Davidson Mines, Limited (“Young-Davidson”) through an amalgamation between Young-Davidson and 2080263 Ontario Inc. a wholly owned subsidiary (“Northgate Subco”) of Northgate under Section 175 of the Business Corporations Act (Ontario). Under the terms of the amalgamation, Northgate issued 0.7212 Northgate common shares per Young-Davidson share. A similar exchange ratio applied to other outstanding Young-Davidson securities, such as Options, Warrants and Broker Warrants (“Convertible Securities”). Northgate issued a total of

13.1 million common shares and assumed 747,243 Convertible Securities. The imputed value of this transaction was $18.2 million.
Exercise of Warrants
Prior to their expiry on December 28, 2006, 37,908,233 of Northgate’s publicly traded common share purchase warrants were exercised and an identical number of Northgate common shares were issued. These warrants were issued in 2002 as part of two separate financings. The warrants exercised represented 99.3% of the warrants that were outstanding prior to expiry. Both series of warrants (CUSIP numbers 666416169 and 666416177) have now been de-listed from the Toronto Stock Exchange and all remaining warrants expired unexercised.
Kemess North Write Down
On September 17, 2007, after two and a half years of review and multiple rounds of public hearings, the Kemess North Joint Federal-Provincial Environmental Review Panel issued its report concluding that the project not be allowed to proceed.
While Northgate strongly disagrees with the Panel’s recommendation, the uncertainty it has created for the Kemess North project has forced the Corporation to redefine its project development priorities. Northgate has ceased all project activities at Kemess North including exploration, feasibility study work and detailed engineering and is refocusing its development activities on projects in other jurisdictions. As a result of the panel report, Northgate has written off the full carrying value of its investment in Kemess North.
On March 7, 2008 the Federal and Provincial governments confirmed the Panel’s conclusion that the project not be built as currently designed. As the Corporation has no intention of redesigning the project, no further work will be carried out.
Significant Acquisitions and Dispositions
Perseverance Corporation Limited
Perseverance Corporation Limited (“Perseverance”) was a publicly listed Australian company with a record in exploration, development and production of gold projects within Victoria. It owns and operates the Fosterville and Stawell Gold Mines and holds approximately 7,400 km2 of exploration tenements covering much of the highly prospective historic gold producing areas of Central Victoria. It also has interests in a number of exploration tenements and joint ventures in New South Wales and Western Australia. Perseverance’s gold productions totaled approximately 185,000 ounces in 2007.
On October 28, 2007 Northgate and Perseverance announced that they had signed a Merger Implementation Agreement (“MIA”) pursuant to which Northgate would acquire all outstanding securities and debt of Perseverance for cash consideration (the “Transaction”). The Transaction resulted in Northgate becoming a multi-mine gold producer with 403,000 ounces of estimated production in 2008, of which only production after February 19, 2008, estimated to be approximately 379,000 ounces, is attributable to Northgate and significant free cash flow.
The Transaction capitalizes Perseverance with an Enterprise Value of approximately US$257 million (A$282 million). Northgate also acquired all of Perseverance’s existing debt from a major financial institution in Australia (the “Bank”) amounting to US$30.6 million (A$33.5 million) and extended an additional bridging facility of up to US$22.8 million (A$25.0 million). Northgate also acquired the Bank’s exposure of approximately US$43.8 million (A$48.0 million) to Perseverance’s gold forward contracts and subsequent to the close of the Transaction, Northgate closed out this hedge position.
Under the terms of the debt assumption and loan agreements, all debt held by Northgate was in a first secured position and interest on the bridge financing was deferred up to the date of successful conclusion of the Transaction or termination of the MIA.
On January 18, 2008 the Shareholders and Option holders voted in favour of the respective Schemes of Arrangement and on January 31, 2008 the Supreme Court of Victoria gave its final approval to these arrangements. The Transaction closed on February 18, 2008 at which time Perseverance became a wholly owned subsidiary of Northgate.

NARRATIVE DESCRIPTION OF THE BUSINESS
Overview
Northgate is in the business of mining and exploring for gold and copper, with a focus on opportunities in politically stable regions of the world.
The Corporation has a 100% interest in the Kemess South open pit mine and its associated infrastructure and mineral rights (“Kemess South”) located in north-central British Columbia. Northgate also owns the Young-Davidson property near Matachewan, Ontario and the Kemess North deposit 5.5 km away from the Kemess South open pit. On February 18, 2008 Northgate acquired Perseverance Corporation which owned two operating gold mines, Fosterville and Stawell in the state of Victoria in Australia.
Kemess South Mine
The scientific or technical disclosure set forth below with respect to the Kemess South Mine is derived from a technical report prepared by Gordon Skrecky, Chief Mine Geologist at the Kemess South Mine dated May 9, 2008. Within this report is the reserve update as of December 31, 2007 by Mr. Skrecky, who is a “qualified person” as defined by National Instrument 43-101. See “Interest of Experts”.
Property Description and Location
The deposit is situated in north-central British Columbia approximately 430 kilometers northwest of Prince George at 57°02’ north longitude, 126°47’ west latitude on National Topographic Map 94/E2. The Kemess South property consists of four mining leases, 59 claims and one surface rights license collectively covering 33,610 ha (88,052 acres). The Kemess South Mining Lease (#354991) is valid until Sept 15, 2027 at which time it may be renewed for another 15 years. Other mining leases are valid until 2022 and 2029 and renewable at that time.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Kemess South mining and milling complex is located in the mountains of north-central British Columbia at an elevation of 1,350 m. Personnel access the mine by plane via Prince George, Smithers, Williams Lake, Kelowna, Kamloops and Vancouver with flight service available from Monday through Thursday. Road access to the mine is from Mackenzie, B.C., and this is the means by which supplies and concentrates are hauled to and from the mine.
Power at the site is available directly from the BC Hydro grid, the British Columbia power authority, via a Corporation-owned 380 km powerline. Adequate water for the mine is available from local surface and ground water.
The Kemess South Mine belongs to the following physiographic subdivision of British Columbia, arranged in ascending hierarchy of units: Swannell Ranges, Omineca Mountains, Central Plateau and Mountain Area, Interior System and Canadian Cordillera.
Two biogeoclimatic zones occur in the Kemess South Mine area, according to biogeoclimatic maps of the Toodoggone River 94E and McConnell Creek 94D map sheets. The mild, cool Spruce-Willow-Birch Zone (SWB mk) occupies the lower elevations between 1,200 m and 1,500 m. Most of the mine is within this zone. The Alpine Tundra parkland (Atp) subzone occupies the higher elevations in the mine area.
History
Pacific Ridge Resources Ltd. staked the area of the Kemess South deposit in 1983. Exploration programs were subsequently carried out by Pacific Ridge Resources Ltd. and Anaconda Canada Ltd. in 1984; St. Philips Resources Inc. in 1988 and the Kemess South Joint Venture between El Condor Resources Ltd. and St. Philips Resources Ltd. from 1990 to 1993. In 1991, Rio Algom Explorations Inc. acquired claims adjoining the west and south sides of the Kemess South Joint Venture claim holdings.
The initial work on the property by Pacific Ridge and Anaconda consisted of a limited diamond drilling program to test a gold-copper-molybdenum soil geochemical anomaly. This drilling identified porphyry style gold-copper-molybdenum mineralization, but grades were considered too low and the property was dropped. St. Philips carried out IP surveys, geochemical surveys and reverse circulation drilling, which marginally expanded the mineralized area: The Kemess South Joint Venture completed a major delineation diamond drilling program and various ancillary works, including IP and geochemical surveys. In 1992, Rio Algom drilled five holes totaling 1,745 m to further delineate the deeply buried western extension of the Kemess South deposit. In late 1993 the Kemess South Joint Venture acquired the claims held by Rio Algom. By the end of 1993 a total of 26,314 m of diamond drilling in 156 holes had outlined a substantial gold-copper deposit that was amenable to open pit development.

In 1994 the Kemess South Joint Venture conducted a 9-hole, 1,867 m in-filling drilling program. In 1996, Royal Oak Mines Inc. (Royal Oak) acquired the Kemess South property and drilled 22 due diligence holes totaling 3,316 m. In 1998 Royal Oak commenced Operations from the Kemess South ore body. These operations went into receivership in 1999. In 2000 Northgate Exploration bought the property out of receivership and has operated the property since that time.
Geological Setting
The Kemess South Mine is located in a northwest-trending geological belt, known as the Quesnel Trough, which extends over a distance of approximately 1,200 km in British Columbia. This feature contains several gold-copper and copper-molybdenum deposits, including the Similco and Brenda mines in the south and Mt. Polley and Mt. Milligan in the north.
The main rock units in the Kemess District are the Upper Triassic to Lower Jurassic Takla Group. These rocks are predominantly subaqueous volcanic strata consisting of lava flows with subordinate interbeds of tuff and volcanic breccia. Overlying the Takla Group are Lower Jurassic-Hazelton Group-Toodoggone Formation volcanic rocks dominated by flows and tuffs. Numerous stocks and dykes of Lower to Mid-Jurassic age intrude the Toodoggone and Takla strata.
On the Kemess properties, the overlying Toodoggone volcanic rocks have been removed by erosion, exposing several large monzonite intrusions with disseminated sulphide mineralization and associated hydrothermal alteration. The resulting disseminated sulphide system measures at least 9 km north-south and 5 km east-west. It contains both the Kemess South and Kemess North deposits.
Kemess South is a typical porphyry gold-copper deposit. These deposits are generally hosted in or near intrusive rocks, usually of tonalitic or quartz monzonitic composition with associated volcanic clastics and flows, and are often large, oval and inverse shaped. Typical dimensions are in the order of 1,000 m x 1,000 m x 100 m.
The mineralization in these deposits is normally associated with stockworks, veins and disseminations of pyrite, chalcopyrite, bornite and magnetite that are intimately associated with hydrothermal alteration of the intrusive body and the volcanic country rocks. Copper porphyry deposits can display multiple zones of hydrothermal alteration and sulphide mineralization. The hydrothermal alteration is usually extensive and can consist of biotite, potassium-feldspar, sericite, anhydrite/gypsum, magnetite, hematite, actinolite, chlorite, epidote and carbonate.
Chalcopyrite, bornite, magnetite, pyrite, gold and silver are typically the dominant sulphides and metals. The mineralization is dominantly structurally controlled, mainly through stockworks, veins, vein sets, breccias, disseminations and replacements.
Mineralization and Metallurgy
The Kemess South mineralization is well understood. The supergene and leach cap ores are reported as being mineralogically similar. These materials make up only 9% of the remaining material to be milled, they tend to be mined together and campaigned as combined feed to the mill. Native copper and copper-gold alloys (auricuprides) are the main copper mineral species, with minor chalcocite and trace chalcopyrite. Gold is mainly present as copper-gold alloys and free gold or electrum
Representing 91% of the remaining material to be mined at Kemess South, the hypogene zones can be spatially characterized by their relative sulphur/sulphide (mainly pyrite) content. When sulphur/sulphide contents are lower, metallurgical control techniques for pyrite can have a negative influence on recovery, as well as wasting lime (overusing lime and depressing copper and gold values that would ordinarily be recoverable). Sulphur content is modeled and monitored to optimize recovery.
Chalcopyrite is the main copper mineral species, with minor bornite. Gold is present mainly as free gold or electrum.
Exploration
Various companies have held the Kemess South property. Exploration work began in 1984 and has included geochemical surveys, geophysical surveys, and drilling. The geophysical surveys included induced polarization, VLF, resistivity and airborne EM. The drilling included core diamond drilling and limited reverse circulation drilling. Britton Brothers Diamond Drilling of Smithers, British Columbia, has drilled most of the diamonds drilling programs since 1996 with Suisse Diamond Drilling completing the 2006 program and Hy Tech Drilling drilled the property in 2007.
In 1999 and 2000 diamond drill programs were carried out to finalize the wall angles of the pit prior to pushing the wall back to final limits. AGRA Earth and Environmental of Vancouver aided by Kemess staff conducted the 1999 drill program. Knight Piesold of Vancouver and Kemess South Mines staff conducted the 2000 drill program. In 2000, Knight Piesold was requested by Kemess South Mines Ltd. to collect and evaluate all pertinent hydrogeological and geotechnical information and provide a set of updated open pit design parameters based on bench and highwall stability analysis. The 1999 and 2000 drilling culminated in a report from Knight Piesold on the pit slope stability and design issues for ongoing mine development.
In 2002, a three hole program was carried out to increase the density in drill spacing in specific areas of the pit. One of the holes was drilled on easting 10620 and additional bond ball mill index work was completed on specific alteration intervals in the hole. The data gathered was the initial work which led to the correlation between alteration of the hypogene and mill throughput.
In 2003, an eight hole diamond drill program was carried out. Five of the drill holes were geotechnical in nature and three were to increase the density of the drill spacing in specific areas of the pit. Knight Piesold of Vancouver carried out the hydrogeological and geotechnical programs. The in-situ permeability of the rock in the vicinity of section 10250E was assessed, specific attention to the nature of the contact between the hypogene and the Takla volcanics was made. An additional two hole hydrogeological and geotechnical program assessed the nature of the Toodoggone Group. The data was used to evaluate the slope depressurization requirements of the south wall of the pit. The remaining three holes completed in 2003 were used to increase the density of the assay data in specific areas of the pit.
In 2004, forty-six diamond drill holes were completed in and around the Kemess South Mine pit. The drill holes were completed under the supervision of Kemess South Mines staff. Four holes were drilled to assess in situ rock stress. Personnel from the Atomic Energy of Canada Limited (AECL) carried out the program. The report from AECL determined a stress field orientation for the property.
The remaining forty-two holes drilled in 2004 were for exploration and definition purposes. These holes were completed under the supervision of Kemess Mines staff. The program was multi purpose. Three areas of the Kemess South pit were explored, namely:
•	The hypogene mineralization and Takla Group volcanics in the south-west quadrant of the pit,

•	Hypogene mineralization in the south-east quadrant of the pit,

•	A native copper showing in the Toodoggone Formation in the northwest quadrant of the pit.
Drilling in the southwest portion of the pit intersected Takla Group volcanic rocks with an alteration assemblage similar to that at Kemess North, albeit without economically significant amounts of base or precious metal mineralization. This drilling also tested the western extension of the hypogene mineralization currently being mined. This mineralization was demonstrated to extend to the west but it is too deep to be mined under the current mine plan.
Drilling in the southeast part of the pit was designed to upgrade resource material to reserve status. This objective was not achieved as the material was of insufficient grade to become reserve material under current conditions.
Drilling in the northwest part of the pit was designed to test a native copper showing which occupied the erosional plane between the Asitka Group cherts and the overlying Toodoggone Group volcaniclastics.
The 2006 drilling program focused on:
•	The east end of the east pit as the hypogene ore continues to the east and south. This area was previously included in the resource category. The drill density was increased to confirm the grades and collect additional material for metallurgical test work.

•	Three holes were drilled west of the west pit to investigate a fault offset portion of the main ore bearing quartz monzonite.

•	One geotech hole was drilled to verify the orientation and location of a major block fault just west of the main pit.
There were only two holes drilled during 2007. KS07-01 was the follow up hole to the 2006 drill program which investigated west of the west block fault (WBF) targeting fault offset portion of the main ore bearing quartz monzonite. KS07-02 was a geotechnical hole drilled north of the east pit.
The procedures followed in the field and through the interpretation stage of exploration have been professional. Various crews under the supervision of professional geologists carried out the exploration work. It is considered that the reliability of the data obtained with exploration is very high.

Drilling
Since 1984, 55,699 m in 334 diamond drill holes have been completed at the Kemess South deposit. The drill spacing was completed on 50 metre sections with 100m spacing between holes on a section. The subsequent section of drill holes are offset 50m in a north-south direction from the previous section of drill holes. The configuration creates a five-point spacing. Britton Brothers Diamond Drilling Ltd. was the sole drill company used to complete the holes drilled between 1996 and 2004. Suisse Diamond Drilling completed the 2006 program and Hy Tech Drilling was used for the drilling in 2007. A summary of the type and extent of the drilling is listed below.
Summary of Drilling

Period	Hole Prefix	Purpose of Drilling	Holes	Metres	Core Size	Assayed Samples
1984	84	Exploration	6	323	NQ	137
1988	88	Exploration	11	870	NQ	254
1990	90	Exploration	22	3,856	NQ	1,808
1991	91, RIO91	Exploration	126	21,365	NQ	7,868
1992	92, RIO92	Exploration	23	5,189	NQ	536
1994	94	Exploration, Definition	9	1,868	NQ	716
1996	96	Geotechnical, Definition	22	3,316	NQ	901
1999	99	Geotechnical, Definition	14	2,194	NQ, NQIII	345
2000	2000, ABA00, HYG	Geotechnical, Definition	20	2,205	NQ, HQ	112
2002	PR-02	Definition, Metallurgical	3	653	NQ	337
2003	HS, HR, 2003	Geotechnical, Definition	8	1,786	NQ	672
2004	KS-04, KE-04, DDH-04	Exploration, Definition, Geotechnical	46	9,240	NQ	3,195
2006	KS-06, KE-06	Exploration, Definition, Geotechnical	24	2,835	NQ	1,305
2007	KS-07	Exploration, Geotechnical	2	261	NQ	128
Kemess staff surveyors were used to survey in the collar of the holes prior to the rig moving off the set-up. Downhole surveys were completed with Sperry-Sun and Flex-IT survey tools. The drill holes at Kemess South are of vertical to near vertical orientation.
Sampling Method and Approach
Sample length was determined by the geology of the deposit, sample lengths were generally 2 metres in length and respected lithologic boundaries. The previous contains a listing of drill holes and number of samples. The area covered is 1900 metres in an east west direction and 900 metres in a north south direction.
All of the samples from the drilling programs since 1999 have been analyzed off-site at commercial laboratories. The 1999 series of holes and a few of the 2006 samples were analyzed at the Kemess assay lab in 2000 and 2006. The Kemess assay lab has an industry standard quality control and assurance program. The assay values for the 1999 drilling were checked against the blasthole values in the drillhole vicinity. A good correlation was found and the 1999 series of holes have been included in the reserve resource calculation.
The programs were supervised by Kemess staff. No significant departures from the findings in the drill programs have been experienced during the mining process and the grade reconciliation is documented each month.
Sample Preparation, Analysis and Security

For the 2000 and 2001 programs the sample pulps were prepared at the assay laboratory at the Kemess South Mine. They were first dried at 105°C for 3 hours and then crushed to minus 10 mesh using a Rhino jaw crusher. Crushed samples are riffled to 200 g using a 1/4” Jones Riffle. The remaining portions of the crushed samples are placed in clean, labelled plastic bags for storage. The riffled 200 g samples are pulverized to 90% passing minus 150 mesh to make a sample pulp. The prepared pulps are packed in 5 gallon plastic pails, the covers sealed with tape and the sealed pails then shipped by bonded air courier to an independent commercial lab in Vancouver for gold and copper analyses. Copper and gold assays for the 2000 program were done by Assayers Canada Laboratory in Vancouver and for the 2001 program by Bondar-Clegg Laboratory in North Vancouver. All samples are assayed for gold by fire assay and atomic absorption techniques and for copper by atomic absorption.
The Kemess lab performs numerical control checks when the drill core samples are received for sample preparation and sample pulp packing. All coarse rejects are stored inside at the mine site.
During the 2002 program, a portable sample preparation lab was leased from ALS Chemex. For the 2003 to 2006 programs, a sample-bucking facility was built near the mill area. The core samples were dried then crushed to 80% passing 10 mesh at the mine site. Each sample is riffled twice with one split being retained at the mine, and a 250 g sample sent to the offsite lab. Most of the remainder of the sample was discarded. The portion of sample retained at the mine site is kept in a plastic bag with a sample tag and stored in a plastic pail. The portion of the sample sent to the lab was placed in a plastic bag with a sample tag, shipped in a plastic pail with two security tags, the pail top was sealed and taped. A submission sheet was sent along with each pail of samples that included the name of the sample preparation person, the date, the sample numbers, the number of samples, and the numbers of the security tags. These samples were shipped to Chemex labs for analysis except for the 2006 program where most of the samples were sent to Assayers Canada with a minor number of samples also processed at the mine site assay lab.
Chemex Labs is widely used by the mining and exploration industry and carries the highest certification as registered assayers, including ISO 9002, ISO:9001:2000, and they are working towards ISO 17025. Assayers Canada, another widely used lab, has ISO:9001:2000 accreditation.
The core storage site near Kemess Lake is a well-organized facility. The remaining 1/2 cores are still in core boxes and are available for geology reviews as well as check assays.
Work completed by employees of the Corporation included core logging, sample layout, sample splitting and preliminary sample preparation. In the case of those samples processed at the Kemess laboratory this work was also carried out by employees of the Corporation. A professional geologist oversaw all of the work from core logging to sample splitting and preliminary sample preparation, and shipping. The Kemess laboratory facility is supervised by a professional assayer.
It is Mr. Skrecky’s opinion that the sample preparation, security and analytical procedures are adequate to ensure that the data base is of an industry standard and sufficiently robust to allow for the preparation of a Reserve estimate on which to base ongoing production and mine planning.
Data Verification
The diamond drill data that is dated pre-1999 has been reviewed and verified by a number of professionals, most notably MRDI (an independent engineering company) in 1999. The database includes all drill holes, geology, sample locations and assays, including the main elements as listed below:
a)	Copper assay value (CUORG) on % basis

b)	Native copper assay value (CUNAT) on % basis

c)	Copper oxide assay value (CUOX) on % basis

d)	Gold assay value (AUORG) in grams per tonne

e)	Geologic domain (DOMN) including overburden, tertiary sediments, Takla sediments, Takla volcanics, leach cap ore, supergene ore and hypogene ore.
The database from 1999 forward is routinely reviewed with respect to consistency of data entry and verified against original assay certificates by mine geology staff. The geology is checked against the original drill logs and any errors are corrected. The Senior Mine Geologist has also preformed a series of independent checks of the 1999 to 2006 drill programs that included collar locations down hole surveying and assays from original documentation. The database remains in good shape.

The data set is the basis of the block model used in the reconciliation of the block model to the actual mill production. The estimation from the block model and the actual mill production were within acceptable error.
Mineral Reserves
The Corporation’s reserves at Kemess South Mine as at December 31, 2007 are summarized in the table below. Although Northgate has carefully prepared and verified the mineral reserves presented below and elsewhere in this Annual Information Form, such figures are estimates, and no assurance can be given that the indicated level of gold will be produced.

			Grades		Contained Metals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2007	Category	(tonnes)	(g/mt)	(%)	(ounces)	(000s lbs)
Reserves[1]
Kemess South1&2	Proven	51,840,000	0.47	0.17	789,000	192,000

Total Proven & Probable Reserves		51,840,000	0.47	0.17	789,000	192,000

[1]	The mineral reserve estimates for Kemess South were prepared by Gordon Skrecky, Chief Mine Geologist, Kemess Mines. Mr. Skrecky is a member of the Association of Professional Engineers and Geoscientists of British Columbia and has over 21 years of experience in mineral resource estimation.

[2]	The preceding mineral reserve estimates were estimated in accordance with the definitions contained in the “Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines” that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on August 20, 2000, using classical and/or geostatistical methods plus appropriate mining parameters. Reserves for Kemess South were calculated using the following economic parameters: exchange rate CDN$/US$1.15; gold price $600 per ounce; copper price $2.52 per pound; and, silver price $12.00 per ounce. Operating assumptions for the West Pit of Kemess South were as follows: Au recovery 72.8%, Cu recovery 86.8%, mining costs CDN$1.79/tonne; milling costs CDN$4.09/tonne; and, G&A CDN$1.57/tonne. For the East Pit of Kemess South, assumptions were as follows: Au recovery 52.5%, Cu recovery 70.8%, mining costs CDN$0.94/tonne; milling costs CDN$3.94/tonne; and, G&A CDN$1.37/tonne.
Kemess South Operations
The Kemess South pit is mined utilizing conventional open pit methods. The pit is mined on 15m benches. The final wall is designed with a combined single and double bench configuration. Material is loaded into Euclid R260 haul trucks using one of the two electric shovels or the hydraulic shovel. The ore is hauled to the primary crusher located at the mill. Waste rock and overburden is identified, hauled and deposited on dumps located within close proximity to the pit. All waste material identified as potentially acid generating (“PAG”) or metal leaching potential is hauled and dumped in unique and controlled waste dumps within the proximity of the pit. Adequate auxiliary equipment is available to support the mining activities. The ore is hauled directly to a gyratory crusher and coarse ore stockpile area south of the pit. The crushed ore is fed to two semi-autogenous (“SAG”) grinding mills, followed by two ball mills and one regrind mill. Flotation circuits are then used to produce a gold-copper-silver concentrate. Mill tailings are pumped through two 7,500 m long, 66 cm diameter lines to the tailings facilities. Tailings dam construction is an ongoing project over the life of the mine, with monitoring and design work being performed by an independent engineering company.
The concentrate is trucked in bulk approximately 380 km via gravel road to a rail spur at Mackenzie, B.C. The concentrates are then loaded onto railcars and transported to the Horne Smelter in Quebec.
A summary of operations for the two years is shown in the table below:

100% production basis	2007	2006
Ore plus waste mined (tonnes)	42,025,404	43,045,348
Stripping ratio (waste/ore)	1.46	1.50
Tonnes milled (ore)	17,802,317	18,233,978
Average mill operating rate (tpd)	48,773	49,956
Gold grade (grams / tonne)	0.627	0.763
Copper grade (%)	0.214	0.244
Gold recovery (%)	68	69

100% production basis	2007	2006
Copper recovery (%)	81	83
Gold production (ounces)	245,631	310,296
Copper production (000’s lbs)	68,129	81,209
Cash cost per ounce (US$)[1]	(22)	(56)

[1]	The Net cash cost of production per ounce of gold is calculated by subtracting the net by-product revenue derived from copper and silver from total site operating costs (including royalties) and dividing this amount by the number of ounces of gold contained in the concentrate produced.
Ore and waste mined in 2007 dropped by 2% due to a crack in the haul road in December. Stockpile ore was used instead for production. The unit cost for mining during 2007 was CDN$1.76 per tonne compared to CDN$1.49 per tonne in 2006. The unit cost increase was primarily the result of increased haul distances related to the deepening of the open pit, increased prices for diesel fuel, and increased maintenance costs for mobile equipment.
Mill throughput at Kemess South in 2007 was below throughput in 2006. Throughput in the last two years has been fairly consistent with some slight variation as a result of rock hardness and required maintenance.
Gold and copper recoveries averaged 68% and 81% respectively in 2007. These are below the recoveries in 2006.
The average unit cost of production in 2007 was CDN$13.20 per tonne milled which was 9% lower than the CDN$14.46 per tonne milled recorded in 2006. The decrease in costs in 2007 was primarily the result of lower treatment and refining charges. The Kemess South mine’s fully absorbed cash cost increased to negative $22 per ounce in 2007 from negative $56 per ounce in 2006 as a consequence of lower copper production in 2007, which provided lower copper by-product credits than 2006.
The Kemess South mine is estimated to produce 214,000 ounces of gold and 61.7 million pounds of copper during 2008 at a net cash cost of approximately $68 per ounce, net of copper by—product credits, calculated at a price of $3.50 per pound of copper and using an exchange rate of CDN$/US$1.000. The metal production forecast for 2008 is lower than the 2007 metal production as a function of the normal mining sequence in the pit.
Environmental Matters, Reclamation and Closure
The Kemess South Mine is in compliance in all material respects with applicable provincial and federal environmental requirements. With respect to future site reclamation and closure costs, the Corporation regularly updates its estimates of future expenditures.
As at December 31, 2007 the undiscounted provision for site closure and reclamation costs was $53.1 million. Provisions for site closure and reclamation costs are based on known requirements. The exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, as environmental requirements currently established by government agencies may change.
The expected site closure costs used in the determination of this provision total of $53.1 million are expected to be spent between 2008 and 2012 with some expenditures such as monitoring, to be spent in excess of 100 years after the mine closes. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 6.25% and the inflation rate used to estimate future cost was 2.29%.
During 2002, Kemess and the Government of British Columbia amended the reclamation permit such that Kemess agreed to provide additional security installments of CDN$1,000,000 on December 31st of each year from 2003 to 2008, with a final amount of CDN$800,000 due on December 31, 2009. In 2007, Kemess was not required to provide the CDN$1,000,000 in security installment. At December 31, 2007, Kemess has a security bond of CDN$16,870,000 posted in connection with its reclamation permit for the Kemess South Mine. The amount of the closure bond will be increased on December 31 of each future year until the amount reaches CDN $18.7 million by the end of Kemess South Mine life in 2010.
Young-Davidson Project
The scientific or technical disclosure set forth below with respect to the Young-Davison property is derived from a technical report dated March 25, 2008 and revised on May 9, 2008 entitled “Technical

Report on the Underground Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario” (the “Young-Davidson Technical Report”). See “Interests of Experts”
Property Description and Location
The YD Project is located immediately west of the village of Matachewan, Ontario, and approximately 60 miles west of the town of Kirkland Lake, Ontario
The YD Project is comprised of 210 tenures related to mining claims, mining leases, patents, and licenses of occupation that were acquired either through staking, application, or option agreements The project consists of 121 staked mining claims, 39 mining leases, two patented claims, and two licenses of occupation, covering approximately 754 ha. (1,862 acres) of surface rights and 4,908 ha (12,129 acres) of mining rights. Collectively, it is subject to eight separate agreements with different obligations and royalties for each agreement. Based on the currently defined mineral resources the only royalty to apply is a sliding scale royalty held by Matachewan Consolidated Mines that relates to the eastern portion of the potential open pit (approximately 1/3rd of the pit). Through these agreements and a separate agreement with Opawica Explorations Limited Northgate controls sufficient surface rights, or is in the process of applying for surface rights from the Government of Ontario, to cover the sites required for all project buildings and fixed installations, as well as the areas proposed for waste dumps and tailings disposal areas for the first eight years of the potential mine life. Northgate believes it can acquire the right to dispose of waste rock and tailings on additional areas of the property, if and when required. Northgate’s land ownership and mineral tenures are registered with the Government of Ontario.
As the Young-Davidson project area was the site of two former producing gold mines there is existing surface disturbance in the form of old workings, building foundations and tailings sites. Although there is no clean up order on these sites Northgate is designing its infrastructure where possible to incorporate these sites so that they are remediated as part of the project closure plan.
Other than the statutory taxes which would be payable to the Ontario government in the event of commercial production, the Corporation is not aware of any rights, agreements or encumbrances to which the Young-Davidson property is subject, which would adversely affect the value of the property or Northgate’s ownership therein. Notwithstanding the above the project is within the traditional territory of the Matachewan First Nation (“MFN”) and the exploration and development of this property impacts the exercise of the aboriginal and treaty rights of the MFN. The Corporation is currently in negotiations with MFN and has a Memorandum of Understanding and is preparing to negotiate an Impact and Benefits Agreement with MFN.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Young-Davidson property is located in northern Ontario, Canada, centrally located between the Timmins, Kirkland Lake, North Bay and Sudbury, each of which have businesses that service the mining industry. The property is accessed by paved Highway 566 five kilometers west of the town of Matachewan.
The daily average mean temperature in nearby Kirkland Lake, Ontario was 1.7°C. The extreme maximum recorded temperature is 38.9°C and the extreme minimum temperature -47°C. The average annual precipitation is 884 mm, comprising 590 mm. as rainfall and 294 mm. as snowfall. Given this climate, exploration and mining development activities can be carried out at all times of the year.
Electricity is provided from the provincial grid although the transmission line will have to be upgraded if commercial production is achieved. Adequate water supplies are available on the property.
The topography of the property is rather rugged, containing a number of large hills with abundant rock outcroppings that are separated by valleys often filled with swamps. The relief of the area is on the order of 330 ft. The vegetation of the property is typical of the Boreal Forest, consisting of mixed stands of black spruce, poplar, balsam fir, tamarack and white birch.
History
The initial discovery of gold in the project area was made by prospector Jake Davidson in 1916 on what became the Young Davidson mine property. This sparked a staking rush that resulted in a second discovery by Samuel Otisse on what became the Matachewan Consolidated Mines (“MCM”) property. Surface prospecting, trenching and outcrop stripping continued intermittently for the next seventeen years on both properties. During this time a joint venture was established between Hollinger Corporation and Young Davidson Mines and underground mine production was initiated in 1934 and continued until 1957 over which time a total of 6,218,272 tons were mined producing 585,690 ounces of gold (grade of 0.094 oz/ton Au). Production from the MCM property over the period 1934-1954 totaled 3,525,200 tons mined producing 378,101 ounces of gold (grade of 0.107 oz/ton Au). Following closure of the mines the properties remained dormant until 1980 at which time Pamour Mines concluded option/joint venture agreements on both properties with the aim of establishing an open pit operation.
In 1995, Royal Oak Mines Inc., a successor company to Pamour initiated extensive diamond drilling to define an open pit resource, initiated shaft dewatering with a view to underground exploration, conducted shaft rehabilitation as well as engineering studies and environmental assessment studies with a view to re-opening the mines. Following the bankruptcy of Royal Oak Mines the property was dormant for several years before being acquired by a private company in 2000. This company undertook limited exploration and then in 2002 vended the asset into Young-Davidson Mines Limited, the same company that had discovered the property. Young-Davidson Mines Limited re-initiated exploration with 9,312 metres of drilling in 58 diamond drill holes.
In late 2005 Northgate amalgamated with Young-Davidson Mines Limited through a Plan of Arrangement. Since that time Northgate has proceeded with surface exploration, particularly diamond drilling, environmental and engineering studies and underground exploration and development.
Geological Setting
The YD Property is situated within the southwestern part of the Abitibi Greenstone Belt. The Abitibi Greenstone Belt consists of a complex and diverse array of volcanic, sedimentary, and plutonic rocks typically metamorphosed to greenschist facies grade, but locally attaining amphibolite facies grade. Volcanic rocks range in composition from rhyolitic to komatiitic and commonly occur as mafic to felsic volcanic cycles. Sedimentary rocks consist of both chemical and clastic varieties and occur as both intravolcanic sequences and as uncomformably overlying sequences. A wide spectrum of mafic to felsic, pre-tectonic, syn-tectonic and post-tectonic intrusive rocks are present. All lithologies are cut by late, generally northeast-trending Proterozoic diabase dikes.
The Abitibi Greenstone Belt rocks have undergone a complex sequence of deformation events ranging from early folding and faulting through later upright folding, faulting and ductile shearing resulting in the development of large, dominantly east-west trending, crustal-scale structures (“breaks”) that form a lozenge-like pattern. The regional Larder Lake-Cadillac Fault Zone (LLCFZ) cuts across the YD Property. The LLCFZ has a subvertical dip and generally strikes east-west. The LLCFZ is characterized by chlorite-talc-carbonate schist and the deformation zone can be followed for over 120 miles from west of Kirkland Lake to Val d’Or.
There are three important groups of Archean sedimentary rocks in the district. The oldest are Pontiac Group quartz greywacke and argillite, which occur as thick assemblages in Québec, while interbedded within the Larder Lake Group volcanic rocks are turbiditic siltstones and greywackes of the Porcupine Group. Unconformably overlying is Timiskiming Group conglomerate, turbidite and iron formation with minor interbedded alkalic volcaniclastic units.
Archean intrusive rocks are numerous in the district but are largely manifested as small stocks, dikes and plugs of augite syenite, syenite and feldspar porphyry occurring in close temporal and spatial association with the distribution of Timiskiming Group sediments. The main syenite mass, which hosts most of the gold mineralization on the YD Property, measures almost 3,000 ft. east-west by 1,000 ft. north-south. Huronian Proterozoic sedimentary rocks onlap and define the southern limit of the Abitibi in Ontario. In the project area these rocks are correlative to the Gowganda Formation tillite. Post-Archean dike rocks include Matachewan Diabase and younger Nipissing Diabase, which respectively bracket the Huronian unconformity in the project area.
Mineralization
Essentially all of the historical production at the YD Mine and approximately 60% of the production from the MCM Mine is from syenite-hosted gold mineralization (Lovell, 1967). Most of the current open pit and underground resources are also related to syenite-hosted gold. The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.

Metallurgy
Metallurgical tests have been conducted on drill core to obtain design and operating parameters for a proposed flow sheet that envisioned extraction of gold using a flotation-cyanidation process. Historical testwork found that the increased costs of power and capital equipment did not immediately warrant the need to grind beyond 70% passing the #200 sieve. Leach tests were based on the coarser grind. The optimum residence time of 60 hours at this grind provided an average gold extraction of 91.7%, with an average gold extraction of 89.9% obtained at the lowest level of cyanide addition tested (1.0 lb/ton of solution) and excluding the additional recovery from the gravity circuit. Testing also confirmed that a residence time of 48 hours for this same grind provided, on average, recoveries of 87.8% at minimum cyanide loading and excluding the recovery from the gravity circuit (Royal Oak, 1997).
Environment
Remnant environmental liabilities associated with the YD Property are typical of historical mine sites and include four inactive tailings areas, several mine workings such as shafts and raises, near surface crown pillars, open stopes, small pits, as well as abandoned and partially demolished surface foundations. None of the existing mine hazards have been subjected to remediation or reclaimed to current standards. Several of the mine hazards are located on land to which Northgate Minerals does not currently own title to. Title to these area lands will be acquired, as needed, for future project developments. It is expected that all remnant mine hazards would be adequately addressed and reclaimed to appropriate standards as part of future mine development scenarios.
In response to a 1990 tailings spill and resultant reclamation of the breached Matachewan Tailings Area 1 by the Ontario government, a construction lien in the amount of $383,434 was placed against Matachewan Consolidated Mines to recover incurred costs associated with the remedial stabilization measures. Northgate is proposing to acquire the title to these tailings from MCM as integral to future developments. It is presumed that this lien would need to be removed.
Drilling
Since the discovery of gold in the project area a total of 783 diamond drill holes have been completed totaling 174,714.8 metres that pertain to the Young Davidson resource database. With the exception of the holes pre-dating 1980 (323 holes, 26,332 metres) all of the drill logs are available. All holes have been plotted on historic records and these hole traces and assays have now been entered into the database. Most of the drill holes from 1988 have been surveyed for their collar co-ordinates and it is assumed that all underground hole collars were surveyed as per industry practice at the time of production. Since 1980 essentially all holes have been surveyed using a tropari instrument or acid test and since 2006 Northgate has regularly used FLEXIT and/or a gyroscopic instrument in order to measure down hole deviation.
Underground drill holes from the 1930’s to the 1950’s were probably AQ core (27 mm diameter) as was the practice of the day, surface holes pre-dating Northgate (with one exception) were BQ core (36.5 mm diameter) and the 2006-2007 drill holes and one of the 2003 drill holes were NQ core (47.6 mm diameter). Core recovery and rock quality designations (RQD) have not been noted in historic drill logs. However in all Northgate holes core recovery has been excellent and the mineralization and its wall rock are very competent.
Sampling Method and Approach
Drill core is transported directly from the drill rigs to the secure core logging facility. Core is logged with geological information being recorded, including rock type, degree of alteration, estimated percentage of sulfide minerals and vein intensity. Zones of interest are marked out and assigned a sample number and assay tag stapled into the box as well as being inserted into the sample base. Most of the Northgate core has been split with a hydraulic splitter, with a small number of samples cut with a diamond bladed core saw. The majority of Northgate samples are 1.5 metres in core length and most of the historic samples are in five foot lengths. Assay procedures have not been well documented prior to 2003 but it is assumed that conventional crushing, pulverizing and classical fire assay techniques were used.
Sample Preparation, Analyses and Security
Prior to sample shipment Northgate has implemented a number of measures designed to maintain a high level of security at the core logging facility, at the mine property and while the samples are in transit. Upon arrival at the laboratories (either ALS Chemex or Swastika Laboratories) samples are logged into the laboratory tracking system and weighed. Each core sample is entirely crushed to better than 70% -2 mm (minus 10 mesh). A one kilogram split of each sample is then pulverized to better than 85% passing 75 micron (minus 150 mesh). A 250 gram duplicate split of crushed material is taken and pulverized.

The prepared samples, certified reference material (CRM), and blanks are then sent to the analytical laboratory. Approximately 50 g aliquots are weighed for fire assay. Fire assay fusion was by lead flux with a silver collector, with an atomic absorption finish. Each sample was also submitted for a 34 element analysis, by aqua-regia acid digestion and ICP-AES. This process quantitatively dissolves base metals for the majority of geological materials. Major rock forming elements and more resistive metals are only partially dissolved. All sample batches were subjected to the laboratory’s internal quality control procedures.
Quality Control and Quality Assurance
No information has been compiled that describes the quality control (QC) and quality assurance (QA) procedures for the pre-2003 drilling, however it is unlikely that blanks and CRM’s were used as this did not become standard industry practice until the early 2000’s. The main form of QA/QC would have been periodic re-assaying of anomalous samples with introduction of blanks in the early 1980’s and 90’s.
As of December 31, 2007 a total of 820 sample preparation and analytical quality control samples were submitted, at a frequency of one in 26, along with 19,084 prepared mainstream samples, to ALS Chemex and Swastika Labs during the 2006-2007 drilling program. This was upped to one in 20 for the last two months of 2007 to account for smaller fusion batches run at Swastika. This amounted to 4.3 percent of the entire population of samples submitted for analysis, including blanks, standards, and duplicates. Additionally, 1,768 pulp replicates and 4,353 reject duplicates were analyzed and incorporated into final assay grade to improve overall precision. The QA/QC data is monitored as the samples are being processed at the laboratories and where analytical problems are identified the laboratory is required to reanalyze the samples.
Based on this work Northgate has concluded that there are no contamination issues, analytical results are both accurate and precise (7% precision at the 1.7 g/t Au cut off grade for replicate samples and 14% precision for the combined preparation and analytical processes). The data is therefore suitable for supporting resource and reserve estimation work in the opinion of the Qualified Person.
Data Verification
The project data base has been subject to independent verification or audit in 2004 and 2006 and verification by Northgate geologists (2007). Collar co-ordinates, down hole survey tests and assay intervals have been verified against a variety of supporting documentation. Where errors have been identified these were corrected and procedures put in place to prevent re-occurrence and to expedite future data verification programs. No significant errors were found in the third party audits and the verification by Northgate staff identified and corrected a large number of minor issues related to downhole survey test distance values, rounding, truncation, and calculation errors. A few significant issues related mostly to collar locations, collar orientations, and assay intervals were also identified and corrected.
Mineral Resource Estimate
Northgate Qualified Person Carl Edmunds, has prepared new underground resource estimates for the UBZ, the LBZ, the Lucky Zone, and the Lower YD Zone. The open pit resources that were estimated by a third party qualified person in 2004 represent additional current resources. Northgate plans to update the open pit estimates in the near future as part of the work leading up to a Preliminary Assessment of the project. There are currently no Mineral Reserves at the YD Project.
Northgate built a block model, constrained by 3D mineralization and barren diabase wireframes, to estimate the resources. Edmunds used a US$600/oz gold price, a 90% gold recovery, and a C$38/tonne underground operating cost to estimate a breakeven cut-off of approximately 2.3 g/t Au. A minimum horizontal thickness of approximately three meters and an incremental cut-off grade of approximately 1.7 g/t Au were used to define the resource mineralization intersections. The 1.7 g/t Au breakeven cut-off grade was used to constrain the resource wireframes. Some exceptions were made in order to preserve internal zone continuity.

JANUARY 2008 UNDERGROUND MINERAL RESOURCE ESTIMATE
Indicated Resources

		Gold
		(Cut to 20 g/t)
	Tonnes		Ounces
Zone	(000’s)	g/t	(000’s)
Upper Boundary	1,956	3.83	241
Lower Boundary	5,123	3.89	641
Lower YD	2,465	3.37	267
Lucky Zone	2,380	3.51	269

Total Indicated Resources	11,924	3.70	1,418

Inferred Resources

		Gold
		(Cut to 20 g/t)
	Tonnes		Ounces
Zone	(000’s)	g/t	(000’s)
Upper Boundary	319	3.76	39
Lower Boundary	1,961	3.05	192
Lower YD	848	3.32	90
Lucky	1,088	3.38	118

Total Inferred Resources	4,216	3.24	440

Note on Mineral Resource Estimates:
This Annual Information Form uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulators, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
Conclusions
The 2006-2007 has expanded the YD Project underground resources. Northgate plans to complete the surface drilling program in 2008 and is advancing an underground exploration program. This will generate a significant amount of new data over the next year or two. There remains good potential to increase the underground resources as there are open gaps between mineralized lenses and several scattered hangingwall intercepts that may form continuous zones with further drilling.
The syenite-hosted gold mineralization exhibits good gold grade continuity. The mineralization occurs generally as east-west striking, steeply south dipping, vertically attenuated lenses with local flexures and tapered flanks. The LBZ1 lens is the largest continuous lens of mineralization defined to date and is probably correlated to the UBZ. It extends laterally east-west for at least 280m, vertically for at least 1,000m, and reaches 43m in true thickness. The resource mineralization true thicknesses average 13.3m at UBZ, 11.3m at the LBZ, 10.1m at YD and 6.8 at the Lucky Zones.

The current resource estimate is based on a US$600/oz gold price. There is potential to increase the true thicknesses in some of the resource drill hole intersections if a lower incremental cut-off grade is used in future resource estimates that are based on higher gold prices.
Northgate believes that a number of subparallel, possibly anastomosing, generally east-west striking, alteration corridors exist that host the resource lenses defined so far. Some of these lenses may grow and merge with adjacent lenses as the results for infill drilling become available. As more information becomes available, it may be possible to correlate continuous alteration corridors using the gold assays at a low cut-off grade, the multi-element data, and other information.
Perseverance
Perseverance was a publicly listed Australian company with a record in exploration, development and production of gold projects within Victoria. It owns and operates the Fosterville and Stawell Gold Mines and holds approximately 7,400 km2 of exploration tenements covering areas of the historic gold producing areas of Central Victoria. It also has interests in a number of exploration tenements and joint ventures in New South Wales and Western Australia. Summary production parameters for the prior two years are listed below.

	2007	2006
Ore mined (tonnes)	1,451,560	1,816,411
Tonnes milled (ore)	1,653,609	1,691,090
Gold grade (grams / tonne)	4.2	4.1
Gold recovery (%)	84	85
Gold production (ounces)	185,436	190,363
Cash cost per ounce (AUS$)	561	461
Fosterville Operations
The scientific or technical disclosure set forth below with respect to the Fosterville Gold Mine is derived from a technical report dated March 25, 2008 entitled “Technical Report on Fosterville Gold Mine, Victoria, Australia” (“Fosterville Technical Report”). See “Interests of Experts”.
Property Description and Location
The Fosterville Gold Mine is located approximately 20 kilometres north-east of the city of Bendigo, and 130 kilometres north of Melbourne in Victoria, Australia Bendigo is a historic gold mining centre which is estimated to have produced 22 million ounces of gold following the first discoveries in 1851. The Fosterville Gold Mine and all associated infrastructure including the tailings dam are located on Mining Lease 5404, which is 100% owned by Perseverance Exploration Pty Ltd. MIN5404 was initially granted as ML1868 on 24th August 1990. The licence later merged with adjoining lease MIN4877, resulting in MIN5404, which has a total area 17.03 km, and is due to expire on 24th August 2020. There is however a right of renewal upon expiry of the lease. MIN5404 is located at centroid coordinates 276,599.72E and 5935,134.9N using Map Grid of Australia Zone 55 (GDA94) coordinate projection (or 144o 29’ 56.9” Longitude and 36 o 42’ 11.6” Latitude). Northgate also holds title through Perseverance of six surrounding exploration licences totalling 1,437 km2. These exploration licences encompass the entire known strike extent of the Fosterville Goldfield. In Victoria, exploration licences are renewable annually subject to adequate exploration expenditure.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Fosterville Gold Mine has ready access via two separate sealed roads and a variety of all weather un-sealed roads linking to regional highways. The regional centre of Bendigo has a population of 95,000 people which provides a source of skilled labour. The area has a Mediterranean climate with hot, dry summers and cool winters. Mean annual maximum temperature is 20.8oC and the mean annual minimum temperature is 7.6oC with mean annual rainfall of 482 mm.
Power is supplied to the site via a terminal station that was constructed by Perseverance in 2005. This station is connected to the 220kV transmission line that runs from Bendigo to Shepparton, which traverses the southern end of ML5404, approximately 1.5 kilometres south of the processing plant. There is a connection agreement in place with SP Ausnet, who manage the transmission and distribution network. To improve the security of water supply, an agreement is in place for the supply of waste water from the Bendigo sewerage treatment facility. A pipeline was commissioned in April 2005, which has the capacity to provide approximately 2000 ML annually which comfortably exceeds the current plant usage of approximately 1000 ML per annum. The agreement was for an initial 10 year term with two options of a further 10 years each on written request.
The Fosterville area is flat to very gently undulating with a range of low, rolling hills about two kilometres to the west and the Campaspe River about 2 kilometers to the east. On ML5404 natural surface elevations range from 150 to 185 metres above sea level (5150RL to 5185RL mine grid). Vegetation in the area ranges from native forest to established grazing pasture.
History
Gold was first discovered in the Fosterville area in 1894 with activity continuing until 1903 for a total of 28,000 ounces of production. Mining in this era was confined to near-surface oxide material. Aside from a minor tailings retreatment in the 1930’s, the field lay dormant until the 1988 when Bendigo Gold Associates again recommenced gold production at Fosterville from the reprocessing of tailings. By 1989 this program had come to an end and exploration for oxide resources commenced. The leases were then acquired by Brunswick who continued exploration and in 1991 started heap leaching ore derived from shallow oxide open pits. After six months of production, Brunswick went into receivership as a result of the failure of another operation. Perseverance bought the operation from the receivers and continued the oxide heap leach operations. Perseverance continued to produce between 25,000 oz to 35,000 oz per annum until the cessation of the oxide mining in 2001. Between 1988 and 2001, a total of 240,000 ounces of gold were poured.
In 2001, Perseverance underwent a significant recapitalisation and the focus of the company changed to developing the sulphide resource. A feasibility study investigating a combined open pit and underground mining operation feeding 0.8Mtpa of sulphide ore to a BIOX processing plant was completed in 2003. Work on the plant and open pit mining commenced in early 2004. Commercial sulphide hosted gold production commenced in April 2005 and up to the end of December 2007 had produced 263,900 ounces of gold. Underground development commenced in March 2006 with first production recorded in September 2006.
On October 29, 2007, Perseverance announced that it had entered into an agreement with Northgate to acquire the company via a Scheme of Arrangement. This agreement was ratified by Perseverance’s shareholders and option holders with full control passing to Northgate in February 2008.
Exploration
Modern exploration commenced at Fosterville during the 1970s with two different companies holding the ground and drilling a total of six diamond drill holes. From 1987 to 1991 Bendigo Gold Associates and later Brunswick drilled 488 RC holes and 6 HQ diamond holes targeting oxide mineralization on the Fosterville Fault and the Robbins Hill area. This program resulted in the development of a heap leach operation which commenced in 1991. Brunswick also completed 100 metres by 20 metres soil geochemistry grid across the project area and as far west as the Sugarloaf Range. The soil geochemistry was very effective at defining gold mineralization except where alluvial cover exceeded about two metres. Two preliminary IP lines were completed with mixed results.
On acquiring the Fosterville mining lease in 1992, Perseverance started RC drilling for further oxide resources and reserves using a combination of cross over and face sampling hammers. In late 1994, while continuing to explore for oxide mineralization, Perseverance began to drill for sulphide mineralization on the Fosterville Fault potentially amenable to open cut mining. This drilling was almost entirely RC using a face sampling hammer with minor diamond drilling for metallurgical and geotechnical purposes and extended from 6000mN to 10700mN. Most of the drilling was completed by 1997 with minor infill drilling continuing to 1999. This drilling programme was generally restricted to within 100 metres of surface, extending to a vertical depth of 150 metres below surface in the Central North area, reflecting the perceived limits of open cut mining. The data from this drilling program formed the basis of the 1997 Sulphide Project Feasibility Study which was later updated in 2000.
Two deep diamond holes, SPD7 and SPD8 were also drilled. SPD7 was drilled beneath the Central Ellesmere pit and intersected 53.8 metres @ 1.97 g/t Au terminating in mineralization from 382.0 metres, while SPD8 was drilled to 450.0 m below Central North intersecting only 2.0 metres @ 0.58 g/t Au on a splay fault some 60 metres to the east of the Fosterville Fault.
The current exploration drilling program on the Fosterville Fault Zone commenced in July 2001 and is on going.
Geological Setting
The Fosterville Goldfield is located in the Bendigo Zone of the Lachlan Fold Belt. The host rock lithologies in this zone are dominated by a sequence of folded and faulted Ordovician turbidites which were subsequently deformed in the Late Ordovician (450-430 Ma) Benambran Orogeny. The sediment pile was deformed under east-west compression resulting in the formation of north-south folds. As this process continued and fold limbs steepened, a series of west-dipping reverse faults progressively developed. This generation of faults is interpreted to have a listric geometry and were likely conduits for ascending mineralized fluids.
There are two broad periods of gold mineralization indicated by radiogenic dating across the western Lachlan Fold Belt. The first of these is associated with quartz vein hosted mineralization and is concentrated from 425 — 400 Ma. This period and style of mineralization extended from Stawell in the west to Bendigo — Wattle Gully in the east.
The Bendigo Zone was intruded by two granitic suites during the early Devonian and again in the late Devonian. These events appear linked to the second phase of mineralization which occurred between 380 — 365 Ma and extended from Ballarat in the west to the Woods Point -Walhalla belt in the east. The Fosterville mineralization appears to have formed during this phase. Mineralization from this second phase can manifest in a range of styles from quartz-carbonate vein hosted free gold through to sulphide hosted refractory gold in association with arsenopyrite, pyrite and stibnite
The Fosterville Goldfield is hosted by a turbiditic sequence of interbedded sandstones, siltstones and shales interpreted as having formed through a regime of meandering submarine channels. The sequence is dominated by shale topped sands ranging from 0.2 to 1.5 metres thick, with lesser amounts of massive sandstone, shale and black shale. The sequence was metamorphosed to sub-greenschist facies and folded into a set of upright, open to closed folds. This folding resulted in the formation of an axial planar and radial cleavage, best developed in fold hinges. It also resulted in the development of bedding parallel laminated quartz veins, preferentially forming in shales at or close to the contact with sandstone units. These laminated quartz veins are visually similar to those that carry free gold at Bendigo, however at Fosterville they are effectively unmineralized. Mineralization at Fosterville is controlled by a series of late brittle faults which are often bedding parallel and follow pre-existing laminated quartz vein, however they do also crosscut bedding to link bedding parallel faults across folds. They are generally steeply west dipping reverse faults with a series of moderately dipping reverse splay faults formed in the footwall of the main fault. The splay faults are generally confined to the zone within 100 metres east of the main fault. In the current mining areas in the Central Area, the main fault is the Fosterville Fault with the Phoenix Fault being the most important splay fault in terms of identified mineralization.
Mineralization
Gold mineralization at Fosterville is relatively homogenous with only one deposit type present. There are minor variations in the host rock type and structural setting. Fosterville type deposits form a sub-group of orogenic gold deposits that are typified by gold occurring in fine grained arsenopyrite and / or pyrite disseminated in country rocks as a selvage to faults or veins. Fosterville-type deposits and classic vein-hosted deposits are effectively end members with many orogenic gold deposits displaying features of both. Primary mineralization at Fosterville is controlled by late brittle faulting. These late brittle faults are generally steeply west dipping reverse faults with a series of moderately west dipping reverse splay faults formed in the footwall of the main fault. Primary gold mineralization occurs as disseminated arsenopyrite and pyrite forming as a selvage to veins in a quartz — carbonate veinlet stockwork. The mineralization is structurally controlled with high grade zones localised by the geometric relationship between bedding and faulting. Mineralised shoots are typically 4 to 15 metres thick, 50 to 150 metres up / down dip and 300 to 1500 metres+ down plunge. These sulphide bodies are the primary target for exploration activities, especially where there is potential for grades in excess of 3 g/t Au (i.e. above likely underground cut-off grades).
Primary gold mineralization at Fosterville occurs as disseminated arsenopyrite and pyrite forming as a selvage to veins in a quartz — carbonate veinlet stockwork which is in turn controlled by the late brittle faults. The arsenopyrite occurs as fine grained (0.05 to 1 mm), acicular needles with no preferred orientation. The disseminated pyrite associated with gold mineralization occurs as crystalline pyritohedrons 0.1 to 2 mm in size. Electron microprobe analyses and metallurgical testwork indicates that the arsenopyrite contains 100 ppm Au to 1000 ppm Au and the auriferous pyrite 10 ppm Au to 100 ppm Au. Approximately 80% of the gold occurs in arsenopyrite, with the remaining 20% hosted by pyrite. Silver grades are low at Fosterville, usually about one tenth of the gold grade. Framboidal aggregates and laminations of pyrite up to 20mm are common, especially in black shale units. The framboidal pyrite is diagenetic and is not auriferous.
Antimony mineralization occurs as very coarse grained overgrowths of stibnite up to 20 centimetres across replacing late quartz — carbonate veins. The stibnite appears to contain 1ppm Au to 10 ppm Au,

however there is usually a high grade (15 g/t Au to 40 g/t Au) arsenopyrite and pyrite mineralization occurring as a selvage to the quartz — stibnite veins. Antimony mineralization appears to be restricted to splay faults.
The quartz — carbonate veinlet stockwork comprises a network of tension gash type quartz —carbonate veinlets which have formed perpendicular to the walls of the brittle faults and quartz — carbonate veinlets formed on minor slip planes parallel to the brittle faults. Further movement on the minor slip planes offsets the tension gash veinlets giving rise to a range of geometries from planar through to highly erratic. The quartz — carbonate veinlets are barren but have selvages of disseminated, fine grained arsenopyrite — pyrite. Where the stockwork is well developed, mineralization selvages merge forming a solid body of mineralization. On the margins of the stockwork the mineralization occurs as a discrete selvage about 10 times the width of the veinlet on which it is centred.
Drilling and Geological Data Collection
The current drilling programme on the Fosterville Fault Zone commenced in July 2001 and is on going. For the majority of this period, the surface drilling activities have been conducted by Silver City Drilling Pty Ltd (drilling contractor) and the underground drilling activities have been conducted by Deepcore Pty Ltd (drilling contractor). The SPD holes were drilled with RC pre-collars and NQ2 diamond tails. The diamond tails commenced at least 20 metres before the hanging wall fault so that all mineralization was intersected by the diamond tail. The RC pre-collars were generally 150 metres to 200 metres deep and the diamond drilling was double tube wireline drilling. In addition, 15 wedges have been drilled from 10 parent holes. Collar locations are surveyed by a mine using a Total Station survey instrument resulting in +/- accuracy of 1 cm.
The direction of the RC pre-collars was controlled to some degree by the use of a stabilizer rod, the relative size of the bit compared to the rods and by the weight on the hammer. In general, holes shallower than 70° tended to lift, whereas holes steeper than 75° tended to drop. With experience deviation in the pre-collar was restricted to less than 1° in 100 metres. Directional navi drilling was occasionally used to keep holes on target where the RC pre-collar deviated significantly. Down hole surveys were carried out using a single shot Eastman camera at 25 metre intervals in the pre-collars (every 50 metres inside the rods as the hole was drilled and the intervening 25 metre intervals open hole after the pre-collar was completed) and at 30 metre intervals in the diamond tails. As a check on the validity of the single shot surveys six holes were surveyed at 6m intervals using an EMS (electronic multi-shot) tool The drillhole traces are currently calculated using the ‘semi tangent’ de-surveying algorithm in Minesight software. This method is suitable for deeper RC holes, which have more than 2 downhole surveys. The ‘fit-spine’ algorithm was previously used because it dealt well with RC holes that have only one or two surveys near the top of the hole and also because this algorithm was used historically at Fosterville.
The NQ2 diamond core has generally been drilled using 6 metre core barrels. The core was oriented using a spear about every 30 metres. Approximately 50% of the core was able to be directly oriented from the spear marks, the orientation of about another 45% of the core was inferred using a reference plane (either bedding or cleavage) whilst the remaining 5% or so was unable to be oriented. Two new core orientation devices were tested on about 30 holes during the last quarter of 2002. The systems tested were the ezimark and ballmark systems, both of which should give an orientation every run, although due to broken ground this is usually more like every third run. The ballmark system was chosen due to better repeatability between runs and has been used routinely since the beginning of 2003.
All of the RC pre-collars were sampled as four metre composites of 6.25% splits from a riffle splitter. However, mineralised portions of drill holes were later riffle split to one metre lengths to better define gold mineralization. Sampling of RC pre-collar holes after May 2004 was changed such that two metre composite samples were exclusively conducted throughout all drill programs. Sieved chips from the RC pre-collars were logged in two metre intervals for lithology, weathering, alteration, % quartz, colour and recovery. The information was entered directly in the field into a hand held computer (IPAQ) and downloaded to the database. The downloading procedure has in built checks to prevent interval overlap, range checking etc. After downloading the entire log is printed for hand plotting and as a hard copy record.
Diamond drill core is roughly oriented at the rig by the drillers before transport to the core shed. At the core shed the core is washed, oriented, digitally photographed, recovery and RQD measured, geologically logged, marked for sampling, sampled and samples dispatched. Geotechnical logging occurs on an as needs basis. The remaining core is stored in the core farm behind the core shed. The geological logging involves directly entering observations on sediment grainsize, lithology, planar and linear structural observations (as alpha, beta and gamma), mineralization, alteration and quartz veining into a hand held computer. In addition, sample numbers are also recorded into the hand held computer. When logging is complete the hand held computer is downloaded into the database with the usual automated error checking, a list of samples printed as a cutting sheet and the entire log printed for hand plotting and as a hard copy record.
Based on drilling results, interpretations are made in cross-section and level plan to interpret the true thickness of the mineralised zones with geological solids subsequently generated from these interpretations.
Sampling and Analysis
From the acquisition of the project by Perseverance in 1992 through to the present, all RC drilling through mineralization has been collected at one metre intervals and sampled as two metre composite samples. Prior to 1995, samples were collected using ‘spear’ sampling. Since 1995 all RC holes have been sampled using a riffle splitter split to either 12.5% or 6.25% depending on the hole diameter. After 1996, if the sample was unable to be kept dry the hole was finished with an NQ diamond tail. In the central area, spear samples comprise 16% of all mineralised samples and 28% of all mineralised RC samples. All RC holes were completely sampled.
In the diamond drill core, all visible sulphide mineralization, quartz vein stockworks and laminated quartz veins plus at least two metres of apparent waste either side was sampled. Samples were cut to geological boundaries and within a length range of 0.3 metres to 2.0 metres, with a preferred length of 1.0 metres. The core was halved along the plane of orientation using a diamond saw and the upper half of the core dispatched for analysis and the lower half returned to the core tray in its original orientation. The PQ core was sampled by cutting a sliver equivalent in volume to NQ2 core from the top of the core. Recovery of diamond drill core is acceptable with >98% recorded for the drillholes incorporated into the Central Area resource models.
In underground sampling, an attempt is made to sample every round (4 metre nominal advance) in the ore drives where safe to do so. Sample intervals are chosen based on lithology, alteration and mineralization, and are a minimum of 0.3 m and a maximum of 1.5m in length. Mapping data that was collected at the same time as the samples is used to validate the sample results.
A program of duplicate sampling was undertaken on the Phoenix 5020 level in 2007, where a field duplicate was taken for every sample collected. The results for 174 pairs of samples show reasonable repeatability with an R2 of 0.803. This study covered the underground face sampling method used throughout the mine since ore driving commenced in late 2006 and the area represented typical geology in terms of mineralization and geometry. On this basis, it is reasonable to apply this level of confidence to all of the face sampling included in the Central Area resource models.
The elements important to the Fosterville metallurgical oxidation process are Au, S and Sb in decreasing importance. Arsenic is modelled for environmental reasons. NCC (non-carbonate carbon) is of importance in the CIL stage as graphite is preg-robbing of gold in solution.
All of the gold analyses used in the sulphide resource model in the 2000 Sulphide Feasibility Study were fire assays of a 40g charge carried out by ALS at Bendigo, a commercial laboratory (non-accredited). The other elements were analysed by a variety of techniques at a variety of laboratories. A full program of repeats, standards and inter-laboratory check sampling was conducted on the gold analyses.
For the 2001 — 2004 NQ2 SPD diamond drilling campaign, gold analyses were determined by fire assay of a 40g charge by AMDEL in Adelaide, a commercial laboratory (ISO 9001 accredited). A 30 element suite including As, S and Sb was analysed by ICP-AES from a separate 5g charge following HNO3 / HF digestion. From November 2002 to August 2003 TGC (total graphitic carbon) was analysed on a selective basis. A full program of repeats, standards and inter-laboratory check sampling was conducted on the gold analyses.
Since 2005, On Site Laboratory Services (OSL), a commercial laboratory based in Bendigo, was the primary provider of analytical services to the project. The OSL Bendigo laboratory is currently not accredited, however it is working towards ISO 9001 accreditation. Following sample drying, OSL use a combined crusher and mill to pulverise the entire sample to a nominal 95% passing 75 µm. A 25 g subsample is analysed for gold by fire assay with an AAS finish. A 0.5 g sub-sample of the pulp is digested in a HNO3 / HCl digest and then analysed for Ag, As, Bi, Ca, Cu, Fe, K, Sb and S by ICP-AES. A full program of repeats, standards and inter-laboratory check sampling was conducted on the gold analyses.

An audit of the OSL facility was completed for Perseverance by an external consultant during 2007. This audit found that OSL’s procedures were adequate and presented no major risk to the resource estimate. There were areas for improvement identified with the following corrective actions taken during the second half of 2007:
1.	Temperature variation within the drying oven is now being measured and recorded.

2.	Sizing analysis for all pulps is now being conducted and recorded.

3.	Calibration of scales is now being recorded and documented.
Work undertaken by employees of the Corporation was limited to core logging and the mark-up, cutting and bagging of samples. All other sample preparation and analysis was conducted off-site at the commercial laboratories.
Sample and Data Security
Samples are bagged and numbered either on site at the drill rig or at the on site core handling facility. Samples sent to laboratories outside Bendigo were sealed in bags in lots of about 10 and sent using commercial freight companies with tracking systems. On arrival at the laboratory the samples received are matched to the “sent list”. Analytical laboratories have operated in Bendigo during the periods 1992 — 2000 and 2005 to present. During these periods individual samples from the drill rig or core shed have been placed in a container within the mine security gate and collected daily by laboratory staff. Again, the laboratory staff match the samples received to the “sent list” provided by the Corporation and confirm these by either fax or email.
Work undertaken by employees of the Corporation was limited to core logging and the mark-up, cutting and bagging of samples. All other sample preparation and analysis was conducted off-site at commercial laboratories.
Data security is ensured through the use of an ‘Acquire / SQL Server’ database of all Corporation exploration drilling information. This database includes all assays, geological and geotechnical information. As well as data interrogation, the database allows automated error checking as new data is entered. The database is backed up to tape incrementally daily and fully weekly. Access to the database is controlled by user login permissions and the Acquire software.
Mining Operations
Since the completion of the Harrier Open Cut mine in early December 2007, the sole source of ore has been the underground operations. Although potential exists, there are no advanced plans for further open cut mining at Fosterville. This is reflected in the current Life of Mine (LOM) plan which is based solely upon mining underground ore. The underground mine commenced declining in March 2006 and with production first recorded in September 2006. Development and stoping have commenced in the Falcon and Phoenix orebodies with development yet to commence in the Ellesmere and Kink orebodies. The Phoenix orebody is being mined using open stoping methods — longitudinal retreat in areas <10 metres in width and transverse where the width exceeds 10 metres. The Falcon orebody is being mined by a modified longitudinal sublevel caving method with oxide from surface being drawn down to support and confine the hangingwall. The Ellesmere and Kink orebodies are currently planned to be mined by longitudinal retreat open stoping aside from the section of Ellesmere immediately under the open cut which is planned to be caved. In all cases, the planned levels are 20 metres apart vertically.
Mining is conducted using a conventional fleet including jumbos, production drills, loaders, trucks and ancillary equipment. Current mining is undertaken by a mining contractor (MG Mining) which has a whole-of-mine contract. In March 2008, it was announced that Fosterville will be moving to owner mining with the transition expected to take several months.
The processing path for the ore involves conventional crushing and grinding followed by flotation, bacterial oxidation and carbon-in-leach circuits. The bacterial oxidation process uses BIOX technology, operated under licence from Goldfields. The processing capacity is approximately 1 Mtpa.
Exploration
The change in drilling methods to largely oriented diamond core, intensive re-mapping of old oxide pits and a change in logging methods to collect detailed grain size data allowing sequence stratigraphic analysis allowed much more detailed and robust geological models. These geological models allowed a better understanding of the controls on gold mineralization which in turn resulted in the better targeting and more efficient use of drilling.

Post-2001 exploration has resulted in the discovery and definition of the Phoenix, Wirrawilla and Farley’s deep zones. In addition the Falcon, Ellesmere and Harrier zones have been extensively extended. Modest additions to resources have been made at the Daley’s Hill, Sharkey’s and Hunts deposits.
Two Induced Polarization surveys were completed in 2001 and 2005. The 2001 survey consisted of four lines of 50 metre nodes over the central area. This survey was designed to define gold mineralization at depths of between 50 to 250 metres. The data was inverted to make a model in real space. Anomalies were defined along the Fosterville Fault zone, but the 50 metre node spacing meant that the survey resolution was unable to distinguish the carbonaceous shale in the hangingwall of the Fosterville Fault from mineralization in the footwall of the Fosterville Fault. In 2005 another four IP lines were completed across the northern end of the Fosterville Goldfield, covering the Sugarloaf geochemical anomaly, the Fosterville Fault Zone and the Robbin’s Hill area. This survey defined weak anomalies over the Sugarloaf geochemical anomaly and the strike projection of the Fosterville Fault Zone north of the mining lease, MIN5404.
Mineral Resources and Reserves
Mineral resource and reserves estimates were prepared as part of the Fosterville Technical Report by Simon Hitchman, MAusIMM, Ian Holland MAusIMM and Brad Evans MAusIMM who are Qualified Persons as defined in NI 43-101. Messrs Hitchman and Holland are employee’s of the Corporation and serves as Acting Exploration Manager and Principal Mine Geologist Respectively. Mr Evans is a consulting Mining Engineer for Mining Plus Pty Ltd of Perth and until Jan 2008 was the Senior Mining Engineer for the Fosterville Gold Mine. Mr Evans is not an independent qualified person as defined in NI 43-101.
Mineral Resources for the Fosterville Gold Mine as at December 31, 2007.
Mineral Reserves — Fosterville
(inclusive of Mineral Resources)

		Measured			Indicated			Inferred
				Insitu			Insitu			Insitu
		Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
Classification		(000’s)	(g/t Au)	(000’s)	(000’s)	(g/t Au)	(000’s)	(000’s)	(g/t Au)	(000’s)
Fosterville Fault Zone Sulphide Resources

Central	Upper	2,326	2.45	183	404	1.87	24	146	2.23	11
Area	Lower	703	4.71	107	5,766	4.74	879	6,108	3.58	703
Southern	Upper	152	2.04	10	507	2.32	38	1,166	1.93	72
Area	Lower							5,648	3.34	607
Northern	Upper	333	1.83	20	240	1.23	10	25	0.99	1
Area	Lower
Robbin’s Hill Area Sulphide Resources

Combined	Upper	39	1.19	1	2,303	1.31	97	1,398	1.44	65
	Lower				296	2.59	25	853	2.53	69
Sulphide Upper		2,849	2.34	214	3,454	1.52	169	2,735	1.69	148
Sulphide Lower		703	4.71	107	6,062	4.64	903	12,609	3.40	1,380
Total Sulphide		3,553	2.81	321	9,516	3.50	1,072	15,344	3.10	1,529

Total Oxide		606	1.17	23	1,857	1.10	66	598	1.36	26

Total Oxide & Sulphide		4,159	2.57	343	11,372	3.11	1,138	15,942	3.03	1,555

Notes:

1.	The Mineral Resources for the Central Area reported in the table above are inclusive of the Mineral Reserves for the same area reported in the table below.

2.	Cut-off grades applied to Mineral Resources are 0.5 g/t Au and 0.7 g/t Au for oxide and sulphide mineralization respectively above 5050mRL (approximately 100 metres below surface) which is deemed to be potentially open-pittable. The Mineral Resource cut-off grade applied for material below this point is 2.0 g/t Au.

3.	Mineral Resources have been rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summation may occur due to rounding.
Mineral Reserves for the Fosterville Gold Mine as at December 31, 2007
Mineral Reserves — Fosterville
(included within Mineral Resources)

	Proven			Probable			Total
			Contained			Contained			Contained
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
Classification	(000’s)	(g/t Au)	(000’s)	(000’s)	(g/t Au)	(000’s)	(000’s)	(g/t Au)	(000’s)
Central Area

Phoenix	49	3.45	5	4,444	4.48	640	4,493	4.47	646
Falcon	87	4.00	11	95	3.69	11	182	3.84	22
Ellesmere				550	4.61	82	550	4.61	82
Kink				390	3.79	48	390	3.79	48

Total	136	3.80	17	5,480	4.43	781	5,616	4.41	798

Notes:
1.	The Mineral Reserves are included within the Measured and Indicated Resources table above and are based on CIM Standards

2.	The Mineral Reserve estimate used a gold price of AUD$750/ounce. The cut-off grades applied ranged from 1.2 g/t to 3.6 g/t Au for underground sulphide ore depending upon width, mining method and ground conditions.

3.	Dilution of 5-30% and mining recovery of 70-95% were applied to the Mineral Reserves dependant upon mining method.

4.	Mineral Reserves have been rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summation may occur due to rounding.
Mined production data for Fosterville for the period 2004-2007

		2004	2005	2006	2007
Open Cut Mined	Tonnes (t)	52,000	517,000	1,084,000	423,000
	Grade (g/t)	3.6	5.6	3.4	2.3
Underground Mined	Tonnes (t)			36,000	376,000
	Grade (g/t)			4.8	4.2
Total Mined	Tonnes (t)	52,000	517,000	1,120,000	799,000
	Grade (g/t)	3.6	5.6	3.4	3.2
Stawell Operations
The scientific or technical disclosure set forth below with respect to the Stawell Gold Mine Operations is derived from a technical report dated March 28, 2008 entitled “Technical Report on Stawell Gold Mines, Victoria, Australia” (the “Stawell Technical Report”). See “Interests of Experts”

Property Description and Location
The Stawell Gold Mine is located in the State of Victoria, 250km northwest of Melbourne and two km from the township of Stawell. Stawell is a rural township of approximately 6500 people and is within the Northern Grampians Shire.
The mine’s principal approval is its Mining Lease (MIN5260) issued by the Victorian State Government under the Mineral Resources (Sustainable Development) Act 1990). This approval was first issued on the 31st May 1985 as ML1219 and has been amended on at least six occasions since as a result of approved Work Plan variations. The current Mining Licence approval is active until 2020.
The mining lease MIN5260 (centroid coordinates of 142.80° E and 37.06° S, GDA94) encompasses both the Magdala and Wonga mines and is located both under and around the township of Stawell with an area of 1000.58 Ha The mining lease is comprised of private and crown land including designated crown land reserves. Designated crown land reserves require particular consideration in relation to a number of documents including section 6 of the Mineral Resources Development Act 1990 and National Parks (Box Ironbark and Other Parks) Act 2002.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Stawell Gold Mines is easily accessible from Melbourne as it is only 250 km away via the Western Highway. Access closer to the mine site is provided through a network of sealed bitumen government roads. Roads within the mine site are unsealed and regularly maintained. The main Melbourne to Adelaide rail line passes through Stawell and Stawell is also serviced by a local sealed airfield.
Stawell is located within the southern part of the Wimmera where the climate is described as semi-arid, allowing for exploration and mining activities all year round. Since 1996, Stawell has recorded an annual daily average temperature of 20.5°C. An extreme maximum of 43.6°C was recorded on the 25th of January, 2003, and an extreme minimum of 3.7°C on the 4th of August 1997. Mean annual rainfall is 480.2 millimetres with 70 days per year on average recorded as having rain.
Stawell Gold Mines has been in operation for over 20 years, developing a highly experienced workforce. Many contractors, also having a long association with the mine, are available in the township of Stawell and surrounding regions. Due to the mines close location to Stawell many facilities are available. Within the township is a police station, hospital, schools and shops. Mains Electricity and water is also accessible.
Stawell Gold Mines facilities are extensive and representative of a modern Gold Mining operation. On the surface facilities include the gold processing plant, offices, core shed, laboratory and workshops. Larger infrastructure onsite includes a tailings dam, covering 96 ha and receiving 100% of gold tailings from the processing plant. Three freshwater dams occur throughout the mine lease. The mine purchases electric power under a three year contract from Origin Energy Australia that expires in 2011. Water supply is from harvested rainfall runoff, dewatering, recycling of process water from the tailings facility and by way of a 60ML/month water right entitlement from Lake Bellfield located in the Grampians Mountains. The capacity of the site water storages is approximately 690 ML. The Lake Bellfield water is potable and is preferentially used in the processing operations as it improves gold recovery.
Area surrounding Stawell is made up of flat to gently undulating farmland with the Grampians Mountain range and National Park 20km to the southwest. Close to the centre of Stawell is Big Hill, the town’s highest point at a height of 303.6m above mean sea level. Stawell Gold mine is situated on the southern slope of Big Hill. Parts of the area adjacent to the mine are covered by Iron bark forest.
History
Stawell is a historic goldfield having produced 2.7Moz of gold between 1853 and 1926 from both alluvial and hard rock sources. There was little mining activity in the Stawell area from 1926 to 11th March 1976 when Western Mining Company (WMC) Resources Ltd was granted an exploration licence over the Stawell Goldfield. In 1981 Stawell Gold Mine was reopened by the WMC/Central Norseman Gold joint venture with commencement of the Magdala decline. By 1984 the operation had expanded with the construction of a processing facility and subsequent commencement of an open cut operation at the Wonga mine (2 km south of Magdala). A number of historical tailing dumps were retreated during this period. Towards the end of mining of the Wonga open cut (1987) the Davis open cut operation was commenced. The Davis open cut exploited the oxide material on up dip projection of the Magdala deposit. The Wonga Open Cut operated from 1984 to 1987 and produced 778,847 tonnes recovering 69,159 Oz’s of gold. The Davis Open Cut operated from 1987 to 1989 and produced 154,525 tonnes for 8,992 recovered ounces of gold.

In December 1992 the operation was acquired in a 50/50 joint venture by Mining Project Investors (MPI) Pty Ltd and Pittson Mineral Ventures. At this stage the Magdala decline was approximately at 410mRL, while the Wonga decline was at 180-200mRL. With the acquisition there was a clear direction to increase expenditure on resource definition drilling and near mine exploration. The joint venture continued until 2004 during which time there was a record of continued exploration success with discovery of additional mineralized deposits that were subsequently mined.
In February 2004 MPI acquired Pittson’s 50% share of the project. Exploration continued in the Golden Gift during 2004 with the commencement of the Golden Gift South surface exploration program. In November 2004 a de-merger of the MPI gold business came into effect, and Leviathan Resources Ltd was floated in December 2004. The resource drilling into the Golden Gift initially identified seven area of mineralization offset from each other due to late faulting. Conversion of these areas of mineralization into ore blocks wasn’t universal but was successful in a majority of cases. The further drilling of the fault blocks also identified other mineralised surfaces previously unknown due to the faulted nature of the Golden Gift. From the increased geological understanding of the Golden Gift deposit, it was clear in the mine planning process that two declines were required, the GG5 and GG3 declines, to access the ore zones for continuity of supply.
In January 2007 Perseverance Corporation Ltd completed an off market takeover of Leviathan Resources Ltd. In 2007 exploration in the Golden Gift continued with the GG6 exploration program. This program was looking for the offset ore block under GG5 Lower. The understanding of the structural architecture built from previous drilling and mining in the Golden Gift environment identified the target area. Mineralization was located with the second hole of the program intersecting ore grade mineralization on the basalt contact at approximately 1550mRL. Exploration and definition of the GG6 area is still in progress. Perseverance Corporation Ltd was acquired by Northgate Minerals Corporation on the 18th February 2008.
Exploration
Significant exploration progress and successes that has been made over the life of the Stawell project including the discovery of the current Mineral Resources and Mineral Reserves. In addition to the programs that have lead to these discoveries in Magdala and Golden Gift deposits a number of other near mine exploration programs have been undertaken over the past 20 years.
Current Exploration initiatives apart from ongoing resource definition and grade control diamond drilling adjacent to the known mineralization in Golden Gift and Magdala has focused on testing the extent of the Golden Gift mineralization through two programs, Golden Gift South (GG South) and Golden Gift 6 (GG6). The location of the GG6 targets are essentially the projection of the Basalt surface south of GG5, GG5 Lower and GG6 as currently defined from current diamond drilling. The target for Golden Gift South drill testing was Magdala volcanogenics located in the basalt flank positions to the south of known mineralization in the Golden Gift. A surface drill program had tested down to 1100 mRL with limited success in 2004/05. The aim of this new program is to test along the basalt flank below this RL. At the end of December 2007 three holes were complete intersecting weak volcanogenics and returning the following downhole intercepts: MD5183: 1.6m @ 1.3 g Au/t; MD5136: 0.4m @ 1.0 g Au/t; MD5163A: no significant values.
Geological Setting
The Stawell Goldfield is located in the western Stawell Zone of the Lachlan Fold Belt. The Stawell Zone is a belt of predominantly deformed meta-sedimentary rocks representing the lower parts of the Cambro Ordovician Lachlan Fold Belt stratigraphy bound to the west by the Moyston Fault and to the east by the Coongee Break. Interpretations from the Victorian Geological Survey present a thin skinned tectonics model where the Moyston Fault is an east dipping basal detachment which has juxtaposed higher metamorphic grade rocks of the Stawell Zone against lower grade Cambrian rocks of the Delamarian Glenelg Zone. The west dipping Stawell Fault, Coongee Break and other parallel west dipping faults represent back thrusts from the Moyston Fault. These back thrusts have progressively emplaced deeper stratigraphy against shallower stratigraphy with a generally west over east sense. An apparent anomaly in this sequence is the presence of deeper magnetic stratigraphy in the Stawell Wildwood corridor leading to the interpretation that the Pleasant Creek Fault, to the west of the Stawell Fault, actually dips east and has an east over west sense similar to the Moyston Fault. The Stawell Wildwood corridor therefore represents a significant structural high in an up thrown block of deeper stratigraphy between the Coongee Break and Pleasant Creek Fault.
There are three separate ore bodies defined at Stawell; the Magdala, Golden Gift and Wonga. All have differing characteristics but the same local geology is relevant to the genesis of them all. The stratigraphy at Stawell is divided into three principal units the Magdala Basalt and two sedimentary units, the lower finer grained clastic sediment unit named the Albion Formation and the overlying coarser grained sandier Leviathan Formation. Intruded into this sequence are the Stawell Granite and a number of felsic and mafic intrusions. The Leviathan and Albion Formations are not segregated by the mine or exploration geologists at Stawell Gold Mine and are referred to by the local name of ‘mineschist’.
Mineralization
There are three different ore bodies at Stawell; the Magdala, Golden Gift and Wonga. Each of the differing ore and mineralization types are summarized below. Both the Magdala and Golden Gift ore types are hosted within the Magdala volcanogenics. Within the Magdala deposit there are three main ore types; Central Lode, Basalt Contact Lodes, and Magdala Stockwork Lodes. Central lode mineralization was a significant production source from Magdala early in the mine history. It is a quartz rich shear lode ranging from 0.5 to 10m in width and generally dips 55 — 65° to the west with a total strike length of four km and a down dip extend of one km. Whilst the overall structure is mineralised economic shoots vary from 20 — 30m in strike up to 200 — 350m in strike. Free gold in the quartz is associated with pyrite, arsenopyrite and recrystallised pyrrhotite. Average mined grade for Central Lode is 4-7 g/t Au.
Basalt contact lodes are located parallel to the Magdala Basalt and in ‘waterloo’ or reentrant positions. They are typically 2m wide and are represented by arrays of quartz sulphide tension veins immediately adjacent to the volcanogenic Basalt contacts. Sulphides include pyrrhotite, arsenopyrite and pyrite and occur as alteration selvages on tension vein margins. The main alteration mineral is stilpnomalane, resulting in its dark colour. The mineralization is isolated to the Magdala Volcanogenic package with none present in the adjacent Magdala Basalt. Ore shoot lengths range between 50 and 450m. The average mined grade for Basalt Contact Lodes is 4 — 9 g/t Au.
The Magdala stockwork lodes are situated above major basalt noses and can be described as a hybrid between central and basalt contact lodes. They consist of large quartz tension vein arrays with arsenopyrite and pyrrhotite dominant sulphide mineralization. The strike extent is limited to 40 — 50m and limited vertically 30 — 50m. Average mined grade for Magdala Stockwork Lodes is 4 — 7 g/t Au.
Unlike the Magdala deposit there is only one identifiable ore type in the Golden Gift and this is termed the Golden Gift Stockworks. Though there is only one discernable ore type in the Golden Gift, the Golden Gift Stockworks contain a spectrum of all Magdala styles. Typical widths range from 8-12m up to 30m and the strike extents of shoots range between 150 and 400m. Areas of highest grades and largest widths are situated above major basalt noses which are present in most orebodies. Quartz content is generally below 25%. Mineralization includes abundant recystallised pyrrhotite and coarse grained arsenopyrite, pyrite and visible gold. Average mined grade is 4 — 10g/t Au.
The Wonga deposit is hosted within the locally termed Wonga Schist that is part of the Leviathan Formation along two main fault systems. The Wonga Schist has undergone contact metamorphism during the emplacement of the Stawell Granite and undergone three ductile deformation events similar to other areas of the Stawell region. The two fault systems controlling the mineralization are the hangingwall structure which, strikes towards 350° and dips between 25° and 50° towards the east, and the Link structures which generally trend toward 240° and dip between 40° and 70° to the southeast. The mineralization is represented by arsenopyrite disseminations to quartz veins within these structures. The main ore minerals present are anhedral fine grained pyrrhotite and arsenopyrite. The higher grade ore zones often show andalusite sericite alteration with rutile and ilmenite associations Production grades from 4 — 6 g/t Au were common for Wonga ore.
Drilling
As expected for a mine that has been in continuous operation as long as Stawell Gold Mine there have been a number of drilling methods employed the details of which are in the Stawell Technical Report. The data base of drilling information consists of approximately 848 kilometers of drilling 74% of which is based on underground drilling, 22% of which is surface diamond drilling and 4% of which is surface Reverse Circulation drilling.
Geological information is captured in a systematic manner that is well defined and documented and has undergone a process of continuous improvement over the years and is at or above industry standard. The diamond drill contract personnel provide a daily record of drilling activities for all drill rigs. Data from the daily record sheet is entered daily to a site database for tracking of drilling production and to enable tracking of drilling progress and interrogation of the database at a latter date.
Geological personnel track the drill hole path and maintain in control of the daily activities of all drill rigs including which drillers were responsible for various sections of the hole should there be issues with core presentation or down hole depths that require clarification. A regime of regular rig audits and inspections are also used to assist with maintaining the high level of core presentation and sample quality. These drill records are kept indefinitely enabling review of drill hole information many years after completion of drilling.
All survey control for the underground drill programs is established by the mine’s survey personnel. Survey control points are maintained in the underground decline by survey personnel and these locations provide the control for all mark out and pick up surveying that is conducted in the underground environment. On conclusion of drilling and hole grouting diamond drilling personnel will insert wooden wedge labelled with the drill hole ID into the collar of the hole. This provides permanent identification of the drillhole collar to ensure matching of surveying information to the correct drill hole collars. The collar survey information is entered in the database by data managers.
Downhole survey control is managed by utilising down hole cameras to survey the drillhole path. Electronic single shot instruments (REFLEX® and RANGER® tools) have progressively been used in preference to the Eastman® mechanical cameras since 2002 at Stawell and the vast majority of the downhole surveys of diamond drillholes that are utilised in the estimation of the Mineral Resource estimate have been made with Electronic single shot cameras. Some of the deeper surface diamond drillholes have been surveyed using a North Seeking Gyro instrument. Downhole survey instruments routinely measure azimuth relative to magnetic north and declination (dip) relative to the horizontal. A correction is applied to convert Magnetic North to Grid North. Several quality control and quality assurance processes are in place to ensure that appropriate survey (downhole and collar) information is stored to the database. Apart from the Database Managers checklist a review sheet for the downhole survey information is provided to the responsible geologists such that this information can be validated and where required adjustments made to the survey information. For longer drillhole traces the survey information is plotted to provide a graphical review of the information method is utilised where adjustments to the survey information can be made using the overall trend of the drillhole trace.
Sampling and Analysis
All diamond drill core is delivered to the Stawell Gold mines core processing facility by the diamond drill contractor. Diamond drill core is washed to remove grease and individual core trays photographed in a light controlled installation (Figure 36) prior to laying out on benches ready for logging by the site geologists. As part of the standard geological procedures all core collected from diamond drill holes are photographed and a complete record of digital core photographs is available to assist in the geological interpretation
All diamond drill core is logged by the site geological teams using a standardised logging legend. The data is captured electronically at the point of collection using a barcode logging “Datcol” software system. This system was developed on site in the mid 1990’s and has remained the standard process since that time with the key tables for lithology, alteration, and structure and geotechnical information are populated during the logging process. During the logging process any lost core is estimated and logged as lost core with a specific start and end interval. During the logging process the geologist will mark up the intervals of core for sampling. Not all diamond core is sampled. Historical sampling has identified the key lithological and structural units that will host mineralization and the selection of units for sampling follows specific protocols for each lithology and structural setting with the median sample size being one metre in length. For exploration drill holes all samples are cut in half with a core saw with the un-sampled portion retained in storage on site. For resource definition drilling one in five drill holes are sampled with a core saw, all other holes are sampled as whole core
During the life of the Stawell Gold Mines a number of commercial laboratories have been utilised for routine assaying of diamond drill core and RC samples. A sample preparation flowsheet was developed in 1995 and has been in operation for all Stawell Gold Mines diamond core and RC samples since that time. During the period 1995 to 2004 all sample preparation was conducted by the various commercial assay laboratory facilities. In 2004 it was decided by site personnel to complete this task on site at the Stawell Gold Mines laboratory facility. The sample preparation follows the same process utilising modern sample preparation equipment.
•	Primary Crushing to 75% passing 2.0 mm using a Boyd Crusher

•	Splitting using a vibrating feed cone splitter

•	Pulverising to 95% passing 75um using Labtechnics LM5 pulverising mills
By retaining responsibility for this work through the existing site based facility, Stawell Gold Mine has flexibility in sending the pulps only to a variety of assaying laboratories and also retain the coarse rejects on site for ongoing metallurgical test work programs.

All assaying for gold that is utilised in the Mineral Resource estimates have been completed by Fire Assay method (30 — 50g charge weights) with AAS finish. The on site facility has in place a range of checks and resulting actions are in place to monitor the data set as set out in the QA/QC flowsheet. The analysis of the QA/QC data indicates that there is an overall negative bias of 3% for the year 2007. In the opinion of the Qualified Person the quality control procedures in place at Stawell Gold Mines including check assays, insertion of Standard reference materials and the results of corrective actions for the data sets utilised to estimate Mineral Resources are to a standard that provides quality assays for the estimation of Mineral Resources.
All the mine’s drilling data is stored within the “acQuire” Database Management System. The database operates in an SQL Server framework and data security is established by having various levels of user access rights. Stawell Gold Mine maintains a security access system where loading and manipulation of data is only conducted by one of two data managers. All geological personnel have access to the database for read only purposes.
Security of Samples
Security of drill core and samples is managed by maintaining records throughout the complete process from drilling, core processing, logging, sampling, sample preparation and assaying through to return of results. Key record keeping utilised in managing sample and data security are:
•	Daily drilling records are entered to the database which provide records of drill core produced.

•	Core is photographed within 24 hours of being delivered to the core processing facility.

•	The Stawell Gold Mines sample processing facility is located on the Mine Lease within a security fenced area. All core stored here is only able to be accessed by Stawell Gold Mine’s personnel.

•	At the conclusion of logging a sample requisition sheet is generated listing sample umbers, assay standard insertion and assay requirements. This is loaded directly to the acQuire database enabling tracking of samples after this process.

•	Personnel are trained in appropriate procedures for logging and sampling of the diamond drill core and generate an Analytical Request sheet outlining sample ID and assay requirements.

•	The production of carefully labelled sample pulps for dispatch by registered postal service.
The pulps are sent from the prep laboratory to the assay laboratories using registered post. Consignments travelling by registered post are required to be signed off by each leg of the postage route on arrival and can be tracked online. The assay laboratories are also required to send a statement informing Stawell Gold Mine that the pulps have arrived and that the samples as detailed on the analytical request sheet can be accounted for.
Mining Operations
Underground Mining Method
The mine is accessed by a decline from a portal located adjacent to the mill. The mine access development and services are located mainly within basalt. Ground conditions are good and there is no history of major seismic activity. Development follows the Magdala lode system down plunge and between 470 RL and 786 RL the decline splits into a north and a south decline to access the Golden Gift ore bodies. To facilitate ore access, extraction levels are developed at approximately 20m to 25m vertical intervals. The mining areas currently extend over approximately 3km of strike to more than 1,300m below surface, measured from the top of Big Hill. The mining method used in the Magdala was bench stoping with cemented rock fill pillars in primary stopes, and rock filled secondary stopes The mining method used in the Golden gift and narrow Magdala ore zones is retreat open stoping with either cemented rock fill (CRF) if full extraction, or 1/2 CRF/1/2 rockfill or all rockfill stope with pillars. In the Magdala orebody, stope sizes typically range from 2,000 to 10,000 tonnes. In Golden Gift where the width and tenor of the reserves have so far been of higher quality, generally larger stopes up to 15,000 tonnes are expected. Stope ore is recovered using loaders under direct or remote control of an operator, with haulage by 50 tonne trucks.
The access decline is used as an intake airway, and a chilled water plant delivers conditioned air via an intake shaft. Local spot refrigeration plants are also used for decline advance. Exhaust air is drawn through the workings by a series of ventilation rises and drives by two primary ventilation fan installations located at the northern and southern ends of the mine. The mine is relatively dry. Water pumped from the workings is recycled for use in the mine or the treatment process.

Open Pit Mining Method
Open Pit Mining will utilize conventional benching techniques of drill and blast. Loose overburden will be removed with either a combination of Ripping and Scrapers or conventional truck and shovel / front end loader. The discrete nature of Open pits will necessitate the use of small scale equipment. Ramp widths are kept to a minimum of one lane at 12m as the mining fleet will consist of few trucks. Ore delivery from satellite pits will be through the use on road registered truck and trailer combinations. These will transport ore to the mill during ordinary work hours. Ramp gradient of 1 in 9 (with a final ramp section at 1:8) will be used and a berm interval of 20m vertical. Batter slope angles are typically 50 deg in weathered material and reach 60deg in fresh rock. Batter slope angles are determined on a site by site basis using geotechnical advice from diamond drill and rock sampling data. Whittle modelling of the resource is used to determine the economic pit shape, with recovery factors of 95% and dilution factor of 10% typically used. Work shifts will be typically Monday to Friday during day light hours to minimize environmental impacts to the surrounding community. Open Pit operations are designed to be backfilled at the end of Mine life to further minimize community impact.
Mineral Processing
The gold processing facilities utilised at Stawell comprise a standard Carbon In Leach (CIL) gold recovery circuit following crushing and grinding and sulphide flotation. The treatment plant consists of five unit processes. These are size reduction (crushing and milling), gravity gold recovery, flotation/ultra fine grinding, leach adsorption, and gold recovery.
Geographically the plant can be split up into five main areas. These are the primary crushing circuit, the milling circuit, the flotation/ultra fine grinding circuit, the leach adsorption circuit, and the elution/electrowinning circuit.
Coarse gold (up to 30% of the gold in mill feed) is recovered from the milling circuit in self cleaning centrifugal gravity concentrators. Approximately 75% of the ore requires further liberation of the gold from sulphides and this is achieved in a two stage flotation circuit where gold bearing sulphides (pyrite, arsenopyrite and some pyrrhotite) are concentrated. The sulphide is ground to approximately 0.01mm in an ultra fine grinding mill to liberate enclosed gold (up to 20% of the gold in mill feed). The ground sulphides and flotation tail are recombined and sent to the CIL circuit.
Stawell ore exhibits various degrees of Preg robbing of gold. Preg robbing occurs when naturally occurring carbon species (graphite) in the ore rob gold from the pregnant liquor in the leach circuit, thus reducing the gold recovery. To combat this, Kerosene is added to foul the naturally occurring carbon before it enters the leach circuit and a simple Preg rob index developed at Stawell indicates the rate of addition needed for the kerosene to be most effective.
Total gold recovery for 2006/2007 financial year averaged 90.52%.
An ongoing program of metallurgical test work is conducted at Stawell Gold Mines. The program utilises diamond drill core to determine the expected plant recovery for all ore blocks at a stope scale within the immediate and long term mine plan. Samples of the ore and estimated dilution are tested to determine the expected preg rob index and expected gold recovery through the Stawell Gold processing circuit. The results of the test work program provide an expected plant recovery on a campaign basis. Metallurgists are able to plot the actual versus predicted plant recoveries using the test work results. Figure 49 shows the relationship between actual plant recovery and expected plant recoveries for all float ore treated project to date. This validates the robustness of the metallurgical test work programs utilised by Stawell Gold Mine and as such the robustness of the forecast metallurgical assumptions used in developing project schedules and financial forecasts.
Mineral Resources and Mining Reserves
Mineral Resources and Mineral Reserves are classified in accordance with NI 43-101 disclosure rules. The practice adopted at Stawell uses general guidelines for classification that utilise the following information.
•	Drilling Density

•	Stage of development — Ore Development and final data gathering in place

•	Demonstrated geological continuity of structure and mineralised domains

•	Slope of regression of the estimate (Calculated value during the Kriging Process
The classification as applied to the Mineral Resources disclosed in this document have been reviewed in detail on an area by area basis and are considered to be appropriate and within the guidelines as per the CIM Definition Standards on Mineral Resources and Mineral Reserves.

Mineral Resources and Mineral Reserves for the Stawell ore bodies are combined together into a single detailed database containing all relevant information for individual Mineral Resource and Mineral Reserve areas.
Stawell Gold Mine Mineral Resource Summary Table as at 31 December 2007

Mineral Resources (exclusive of Mineral Reserves)
	Indicated		Inferred		Total
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	In situ
	(000’s)	g/Au/t	(000’s)	g/Au/t	(000’s)	g/Au/t	Au oz
Underground
Magdala above 1250mRL	200	4.97	150	4.05	350	4.58	51
Golden Gift above 1360mRL	23	7.09	80	6.01	103	6.25	21
Wonga above 1000mRL			121	6.80	121	6.80	26

Sub-total U/G	223	5.19	351	5.44	574	5.35	99

Surface
Magdala	2660	2.15			2660	2.15	184
Wonga	298	1.49	106	2.44	404	1.74	23

Sub-total Surface	2958	2.08	106	2.44	3064	2.10	207

TOTAL	3181	2.30	457	4.75	3638	2.61	306

Stawell Gold Mine Mineral Reserve summary table as at 31 December 2007

Mineral Reserves
	Proven		Probable		Total
							In situ
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Au oz
	(000’s)	g Au/t	(000’s)	g Au/t	(000’s)	g Au/t	(000’s)
Underground
Magdala above 1250mRL	10	4.34	297	4.5	307	4.49	44
Golden Gift above 1360mRL	36	4.83	926	5.92	962	5.88	182
Wonga above 1000mRL
Surface Stockpiles

Sub-total U/G	46	4.72	1223	5.58	1269	5.54	226

Surface
Davis Ext above 130mRL			325	2.12	325	2.12	22
LG Stockpiles			188	0.8	188	0.8	5

Sub-total Surface	0		513	1.64	513	1.64	27

TOTAL	46	4.72	1736	4.41	1782	4.42	253

Condensed Mineral Resource and Mineral Reserves as at 31 December 2007

Mineral Reserves
				Gold
	Category	Tonnes	Grade g/t Au	(contained ounces)
Stawell	Proven	46,000	4.72	7,000
	Probable	1,736,000	4.41	246,000
	Total	1,782,000	4.42	253,000

Mineral Reserves
				Gold
	Category	Tonnes	Grade g/t Au	(contained ounces)

Mineral Resources (exclusive of Mineral Reserves)
Stawell	Measured	0	.00	0
	Indicated	3,181,000	2.30	235,000
	Meas + Ind	3,181,000	2.30	235,000
	Inferred	457,000	4.75	70,000

Notes:
1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Resources are exclusive of Mineral Reserves.

3.	Mineral Reserves were estimated using the following economic parameters: Gold price of AUD$750/oz. Cut-off grade applied was variable for underground ore depending upon width, mining method and ground conditions. Dilution of 2-3m and mining recovery of 95-100% were applied to the underground reserves, dependent upon mining method.

4.	Mineral Resources were estimated using the following parameters:
a.	Underground using Gold Price of AUD$750/oz.

b.	Magdala surface above 130mRL and above a nominal 0.8g/t Au cutoff

c.	Wonga surface within a AUD$850 optimised pit shell
5.	Mineral Reserve estimates were prepared by Glenn Miller, Mine Technical Superintendent, Northgate Minerals Corporation. Mr. Miller is a member of the Australasian Institute of Mining and Metallurgy and has over 16 years of relevant engineering experience.

6.	Mineral Resource estimates were prepared by Dean Fredericksen of Fredericksen Geological Solutions Pty Ltd. Mr. Fredericksen is a member of the Australasian Institute of Mining and Metallurgy and has over 19 years of relevant geological experience.

7.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.
From 1984 to December 31, 2007 1,794,786 ounces of gold have been produced from Stawell.

Mineral Tenements
Below is a list of tenements for Perseverance:

				Perseverance	Area
Project	Tenement	Owner	Manager	Equity	(km2)
Stawell Corridor
Stawell	MIN5260	Stawell Gold Mines Pty Ltd	Perseverance Corporation Ltd	100%	10
Wildwood	MIN5461	Stawell Gold Mines Pty Ltd	Perseverance Corporation Ltd	100%	6
Wildwood	EL3008	Stawell Gold Mines Pty Ltd	Perseverance Corporation Ltd	100%	363
Glenorchy	EL4279	Stawell Gold Mines Pty Ltd	Perseverance Corporation Ltd	100%	24
Barrabool	EL4429	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	275
Murtoa	EL3941	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	375
Sunset	EL5052	Perseverance Corporation Ltd	Perseverance Corporation Ltd	100%	306
Ararat South[1]	EL4695	Reliance Minerals Ltd	Perseverance Corporation Ltd	100%	409
Dundonnell	EL4730	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	197
Mortlake	EL4911	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	308

					2,273

Fosterville
Fosterville	MIN5404	Perseverance Exploration Pty Ltd	Perseverance Corporation Ltd	100%	17
Pumping Lease	MIN4456	Perseverance Exploration Pty Ltd	Perseverance Corporation Ltd	100%	0
Fosterville W	MINA5177	Perseverance Exploration Pty Ltd	Perseverance Corporation Ltd	100%	2
Goornong	EL3539	Perseverance Exploration Pty Ltd	Perseverance Corporation Ltd	100%	579
Fosterville W	ELA4572	Perseverance Exploration Pty Ltd	Perseverance Corporation Ltd	100%	480
Eppalock	EL4814	Perseverance Exploration Pty Ltd	Perseverance Corporation Ltd	100%	101
Meadow Valley	EL4816	Perseverance Exploration Pty Ltd	Perseverance Corporation Ltd	100%	70
Scandinavian	EL4883	Perseverance Exploration Pty Ltd	Perseverance Corporation Ltd	100%	19
Yankee Creek	EL4937	Perseverance Exploration Pty Ltd	Perseverance Corporation Ltd	100%	188

					1,456

Bendigo North
Patho	EL4845	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	392
Milloo	EL4846	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	407
Tandarra	EL4897	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	376
Kamarooka	EL4884	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	42

					1,217

West Ballarat
Cape Clear	EL4691	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	633
Glenfine	EL4696	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	241
Foxhow	EL4910	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	100
Ballarat South	EL4996	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	147

					1,121

Stavely Corridor
Wartook	EL4647	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	79
Black Range	EL4590	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	767
Natimuk	EL4973	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	84
Mitre	EL4986	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	324

					1,254

Other
Greenstone	EL3484	Perseverance Exploration Pty Ltd	Perseverance Corporation Ltd	100%	47
Cornella	MIN4149	Perseverance Exploration Pty Ltd	Perseverance Corporation Ltd	49%	0
Balieston	MIN4784	Perseverance Mining Pty Ltd	Perseverance Corporation Ltd	100%	2

					49

Victoria Total					7,370

Nagambie Joint Venture[2]
Nagambie Gold Mine[3]	MIN5412	Perseverance Mining Pty Ltd	Panaegis Gold Mines	49%	8
Nagambie South	EL4718	Sierra Minerals Ltd	Panaegis Gold Mines	49%	35
Avenal	EL4887	Panaegis Gold Mines	Panaegis Gold Mines	49%	208
	EL5023	Sierra Minerals Ltd	Panaegis Gold Mines	49%	18
	EL5027	Sierra Minerals Ltd	Panaegis Gold Mines	49%	119
	ELA5049	Panaegis Gold Mines	Panaegis Gold Mines	49%	236
	ELA5080	Sierra Minerals Ltd	Panaegis Gold Mines	49%	237

					861

NSW
North Parkes	EL6609	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	734
Mildura North	ELA3072	Leviathan Resources Ltd	Perseverance Corporation Ltd	100%	536

					1,270

WA
Credo[4]	E16/252	Leviathan Resources Ltd	Monarch Gold Mining	40%	66
Johnston Range[5]	E77/1107	MPI Gold Pty Ltd	Polaris Metals	30%	96
Evanstown[6]	E77/1122	MPI Gold Pty Ltd	Polaris Metals	30%	144
Goldsworthy[7]	E45/2358	Leviathan Resources Ltd	Polaris Metals	30%	126
Cotters Run	E15/697	MPI Gold Pty Ltd	Perseverance Corporation Ltd	100%	9
Mineral Patch Hill[8]	E38/2008	MPI Mines Pty Ltd	Heron (Ni only)	100% Au Only	88

					529

Other Total					2,660

*1.	Subject to earn-in of 51% upon meeting certain expenditure levels.

*2.	Subject to earn-in of 60% upon meeting certain expenditure levels.

*3.	Subject to earn-in of 70% upon meeting certain expenditure levels.

*4.	Subject to earn-in of 70% upon meeting certain expenditure levels.

*5.	Subject to earn-in of 70% upon meeting certain expenditure levels.

*6.	Part of this Tenement is subject to a third party royalty.

*7.	T his Tenement is subject to a third party royalty.

*8.	Subject to Deed of Assignment dated 11 May 2006.

*9.	Stawell Gold Mines Pty Ltd, Leviathan Resources Limited, Perseverance Exploration Pty Ltd and Perseverance Mining Pty Ltd are all wholly owned subsidiaries of Perseverance Corporation Limited.
Kemess North
Kemess North is a large gold and copper mineral deposit that has been the subject of extensive exploration, metallurgical, engineering, environmental and social impact studies as well as a Feasibility Study programs by Northgate since 2000. As part of the overall federal and provincial approval process the project had been reviewed by a Joint Federal-Provincial Environmental Review Panel (the “Panel”).
The Panel was satisfied, taking into account Northgate’s commitments and proposed mitigation and compensation measures, that the Project would not likely result in significant adverse environmental effects. The Panel also concluded that Duncan (Amazay) Lake is the only waste disposal alternative which is environmentally effective, and technically and economically feasible. In spite of these conclusions, the Panel concluded that the Project not be approved as proposed.
On March 7, 2008 the provincial and federal governments advised Northgate that the Ministries of the Environment have upheld the Panel decision, emphasizing that the decision relates to the project as proposed. Based on the Panel decision the Corporation had already taken an accounting write down of $31.4 million on the Kemess North project. Accordingly Proven and Probable Reserves on the project have been re-classified as Measured and Indicated Resources as the project permits will not be granted as currently designed. Although the Corporation has the option to redesign and attempt to re-permit the project there is no intention to do so.

			Grades		Contained Metals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2007	Category	(tonnes)	(g/mt)	(%)	(ounces)	(000s lbs)
Resources [1]
Kemess North [1]	Measured	451,139,000	0.31	0.16	4,452,861	1,563,496
	Indicated	268,051,000	0.29	0.13	2,486,300	790,101

Total Measured & Indicated Resources		719,190,000	0.30	0.15	6,939,161	2,353,597

1.	The preceding mineral resource estimates were prepared by Carl Edmunds, M.Sc., P. Geo, the Corporation’s Manager of Exploration and have been estimated in accordance with the definitions contained in the “Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines” that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on August 20, 2000, using classical and/or geostatistical methods plus appropriate mining parameters. Reserves (now reclassified as Resources following the Panel recommendation and government support of the Panel decision) for Kemess North were calculated at the time of the feasibility study using the following economic parameters: exchange rate CDN$/US$1.40; gold price $375 per ounce; copper price $1.00 per pound; and, silver price $5.00 per ounce. Resources, at the time of the feasibility study for Kemess North were calculated using the following economic parameters: exchange rate CDN$/US$1.40; gold price of $425 per ounce; copper price of $1.20 per pound; and, silver price of $5.00 per ounce.
Other Exploration in the Kemess Camp
Exploration work in 2007 consisted of 27 diamond drill holes totaling 18,125 meters in length. Drilling targets east of Kemess North were selected based on geological interpretation and a deep penetrating Induced Polarization survey (Titan Survey©). The Titan survey successfully mapped out the known sulphide mineralization at the Kemess North deposit, the Kemess North Offset mineralization as well as identifying other untested anomalies similar in physical properties to the known deposit. Diamond drill testing of these anomalies identified two other mineralized zone named Ora and Altus.
The Ora zone was discovered and partially delineated by holes KH-07-02 and KH-07-04. Hole KH-07-04 intersected the longest mineralized interval ever drilled on the Kemess property with 441.3 m of 0.38 g/t gold and 0.391% copper. This hole also represents the deepest mineralization (850 m deep) so far discovered in the Kemess camp, but due to its grade and thickness it represents a very exciting discovery. While the relationship between this mineralization and the Kemess North deposit is unknown, this new discovery suggests that the Kemess North mineralizing system is far more extensive than previously understood.
Selected Intervals in the Ora Zone

	From	To	Core Length	Gold	Copper
Hole ID	(m)	(m)	(m)	(g/t)	(%)
KH-07-01A	452.0	473.4	21.4	0.14	0.135
KH-07-02	943.4	983.2	39.8	0.10	0.102
KH-07-04	855.0	1296.3	441.3	0.38	0.391
Including	1193.0	1289.0	96.0	0.57	0.395
The Altus zone, to the east of the Ora zone, was discovered and partially delineated in the 2007 exploration season. Altus is a near surface zone of mineralization at grades that are 30% higher than Kemess North grades. This mineralization is much closer to surface than the Ora zone and may subcrop beneath a talus slope.
Selected Intervals from the Altus Zone

	From	To	Core Length	Gold	Copper
Hole ID	(m)	(m)	(m)	(g/t)	(%)
KH-07-03	273.6	429.0	155.4	0.23	0.269
KH-07-05	130.0	258.2	128.2	0.23	0.332
KH-07-06	594.0	650.0	56.0	0.18	0.304
Other Exploration (Option Agreements)
Sustut Copper Project
On June 21, 2004, Northgate and Doublestar Resources Limited signed a Purchase Option Agreement providing for Northgate to purchase a 100% interest in the Sustut Copper property, located 40 km south of the Kemess Mine in the Omineca Mining District, north central British Columbia, Canada.
The Agreement provides for Northgate to purchase this interest by making payments totaling CDN$1.705 million dollars as the project achieves certain thresholds, CDN$500,000 of which was paid upon signing of the agreement. The project is also subject to a sliding scale royalty based on the price of copper, as well as a 9% Net Profits Interest in favour of Falconbridge Limited. In 2006 this agreement was amended such that Northgate has until December 31, 2012 to make a production decision.
Based on the Independent Panel decision and the upholding of this decision by the provincial and federal governments, regarding Kemess North, and the dependence of Sustut production on the operation of the Kemess mill, Northgate has advised Doublestar (now Selkirk Metals Corporation) that Northgate has terminated the Sustut Purchase Option Agreement and is in the process of conveying title back to Selkirk Metals Corporation. During 2007 the Corporation made no payments with respect to this option agreement.
RDN Gold Property
On March 29, 2004, Northgate and Rimfire Minerals Corporation (“Rimfire”) (TSX Venture-RFM), entered into an Option and Joint Venture Agreement whereby Northgate can acquire an initial 51% interest in the RDN property, located in the Iskut River area of north-western British Columbia, Laird Mining District. The 100% owned property consists of 16 mineral claims (213 units) in two separate claim blocks, the RDN and the Rest claims, covering 53 square kilometres. A description of the geology of the property has been prepared by Rimfire Minerals and was filed at www.sedar.com on July 31, 2003 under the Rimfire subsection
Under the initial option, Northgate may earn a 51% interest in the RDN property by making exploration expenditures of CDN$5 million over four years. In addition, Northgate will make property payments totaling CDN$200,000. Upon completing CDN$5 million in exploration expenditures and making the cash payments, Northgate will have an additional option to increase its interest to 60% by completing a feasibility study and making all expenditures related thereto. By mutual agreement with Rimfire, future exploration on the property will be deferred until such time as the access road to Galore Creek has been completed. Following the cessation of road construction to the Galore Creek project this agreement was extended for one more year.
Matachewan Mineral Property
On May 28, 2007 Northgate and Opawica Explorations Inc. (“Opawica”) (TSX -OPW), entered into an Option and Joint Venture Agreement whereby Northgate can acquire an initial 55% interest in the mineral rights to the Matachewan property and 100% of the surface rights that are held by or may be acquired in future by Opawica for 14 of these claims. The property is located north of and contiguous to the Young-Davidson project, Larder Lake Mining Division of Ontario. The 100% owned property consists of 66 mineral claims in two separate claim blocks, held by Opawica through six separate underlying agreements, covering approximately 11 square kilometres.
Under the Option, Northgate may earn a 55% interest in the Matachewan property by making exploration expenditures of CDN$2 million over three years and making property payments totaling CDN$200,000. In addition, Northgate subscribed to a private placement for 10 million shares of Opawica at $0.07 per share. Upon completing the first CDN$750,000 in exploration expenditures and performing condemnation drilling on certain claims required for Young-Davidson infrastructure. Subject to drilling two more diamond drill holes in the area of the proposed tailings facility Northgate has vested a 100% interest in the claims required for Young Davidson infrastructure.
Since signing the Option/Joint Venture Agreement Northgate has spent CDN$1,078,590 on drilling trenching and geophysical surveys. Of the 22 holes drilled to date no intersections of economic gold mineralization have been identified, although trenching has identified gold mineralization of interest coincident with a geophysical anomaly. This will be drill tested by two holes in early 2008.

MARKET FOR SECURITIES
The Corporation’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol NGX. On July 11, 2003, the Corporation obtained a listing on the American Stock Exchange (“AMEX”) in the United States under the symbol NXG.
A summary of the trading volumes and price range for these shares and warrants is presented below. (Dollars used here are Canadian dollars for the TSX and American dollars for the AMEX):
AMEX Trading Data (2007)

	Monthly
	Volume	High	Low
January	50.34 MM	$3.81	$2.95
February	37.18 MM	$3.94	$3.44
March	41.30 MM	$3.65	$3.06
April	58.85 MM	$4.00	$3.25
May	56.84 MM	$3.75	$3.02
June	36.38 MM	$3.31	$2.80
July	38.78 MM	$3.42	$2.90
August	57.66 MM	$3.29	$2.53
September	50.38 MM	$3.22	$2.65
October	56.49 MM	$3.44	$2.40
November	56.19 MM	$3.49	$2.99
December	32.11 MM	$3.17	$2.82

Total	572.50 MM

Average Daily Volume			2,280,713
TSX Trading Data (2007)

	Monthly
	Volume	High	Low
January	31.09 MM	$4.50	$3.46
February	18.92 MM	$4.55	$4.09
March	16.03 MM	$4.29	$3.64
April	18.21 MM	$4.52	$3.76
May	20.93 MM	$4.14	$3.25
June	11.63 MM	$3.51	$3.00
July	11.59 MM	$3.55	$3.06
August	16.52 MM	$3.45	$2.70
September	14.61 MM	$3.40	$2.69
October	19.45 MM	$3.28	$2.45
November	14.18 MM	$3.28	$2.85
December	5.96 MM	$3.19	$2.85

Total	199.12 MM

Average Daily Volume			790,184
Dividends
The Corporation does not currently pay a dividend. The decision to continue this policy will be determined by the Board of Directors of Northgate from time to time based upon, among other things, cash flow, the results of operations and the financial condition of Northgate and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the Board of Directors of Northgate considers relevant.

DIRECTORS AND OFFICERS
The names and municipalities of residence of the directors and officers of the Corporation, positions held by them with the Corporation, their principal occupations for the last five years and shareholdings in the Corporation as at December 31, 2007 are set out on the following page.

			Number of
Name, Municipality of Residence	Year of Appointment		Common
and Office Held	as Director/Officer	Expiry of Office	Shares Held	Principal Occupation or Employment (1)

C. William Daniel, O.C. (3)(4)(6) Toronto, Ontario Director	2003	May 2, 2008	10,000	Corporate Director and Retired Petroleum Industry Executive

Patrick D. Downey C.A. (2)(5) Ajax, Ontario Director	1993	May 2, 2008	2,500	Retired Mining Company Executive

Douglas P Hayhurst F.C.A. (2)(6) Vancouver, British Columbia Director	2006	May 2, 2008	19,000	Corporate Director and Retired IBM Business Consulting Services and Price Waterhouse Coopers Executive

Keith C. Hendrick (3)(4) Toronto, Ontario Director	2003	May 2, 2008	3,000	Corporate Director and Retired Mining Company Executive

Klaus V. Koningsmann (4) Oakville, Ontario Director	2003	May 2, 2008	2,000	Retired Mining Company Executive and Business Consultant

Terrence A. Lyons (3)(5) Vancouver, British Columbia Chairman of the Board and Director	1993	May 2, 2008	170,100	Non-Executive Chairman of the Board

Conrad A. Pinette (2)(6) Vancouver, BC Director	December 14, 2005	May 2, 2008	10,000	Director, President Condor Holdings Ltd., Chairman of the Board Finning International Inc.

Kenneth G. Stowe (5) Oakville, Ontario President & Chief Executive Officer, Director	2001/1999	May 2, 2008	201,491	President and Chief Executive Officer of the Corporation

Jon A. Douglas Toronto, Ontario Senior Vice-President & Chief Financial Officer	2001	May 2, 2008	36,061	Senior Vice-President & Chief Financial Officer of the Corporation

Bruce M. McKay Vancouver, British Columbia Corporate Secretary	2000	May 2, 2008	Nil	Partner Fraser, Milner Casgrain LLP (law firm)

Thomas Stuffco Kelowna, British Columbia General Manager, Kemess Mine	2007	May 2, 2008	5,617	General Manager, Kemess Mine

Eugene Lee Toronto, Ontario Vice President of Finance	2006	May 2, 2008	3,885	Vice President of Finance, former Senior Accountant Centerra Gold Corporation. Senior Associate Price Waterhouse Coopers

Christopher Rockingham Toronto, Ontario Vice President Business Development and Exploration	2003	May 2, 2008	30,956	Vice President Business Development and Exploration of the Corporation

Peter MacPhail Oakville, Ontario Chief Operating Officer	2004	May 2, 2008	20,820	Vice President Operations, former Manager of Metallurgy Barrick Gold Corporation

(1)	The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation and Corporate Governance Committee

(4)	Member of the Health, Safety and Environment Committee

(5)	Member of the Hedging Committee

(6)	Member of the Mergers & Acquisitions Committee.

As at December 31, 2007 the directors and executive officers as a group owned or exercised control over a total of 515,430 common shares, which is equal to less than 1% of the total outstanding common equity of the Corporation on that date.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as set out in this section in respect of Terrence A. Lyons, none of the directors or officers of the Corporation is, or has been within the ten years before the date of this AIF, a director or officer of any other company that, which such person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the company access to any statutory exemptions under the Canadian securities legislation, for a period of more than 30 consecutive days, or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.
Terrence A. Lyons was a director of International Utility Structure Inc. (“IUSI”) which was granted on October 17, 2003 an order by the Court of Queen’s Branch of Alberta to provide creditor protection to IUSI and to permit IUSI to develop a financial restructuring plan to present to its creditors under the Company Creditor Arrangement Act (“CCAA”). On March 31, 2005 an order was granted approving the final plan and distribution to creditors under the CCAA and Mr. Lyons then resigned as the director of IUSI concurrent with such final order.
Terrence A. Lyons is a director of Royal Oak Ventures inc., a company which is currently subject to cease trade orders in each of the provinces of British Columbia, Alberta, Ontario and Quebec due to the failure of Royal Oak Ventures Inc. to file financial statements since the financial year ended December 31, 2003. Royal Oak Ventures Inc. is undergoing corporate and financial restructurings and Mr. Lyons was elected to the board of directors of these companies because of his valuable experience and expertise in restructurings of this kind.
LEGAL PROCEEDINGS
In May 2006, the Corporation launched an unsolicited offer the purchase all the outstanding common shares of Aurizon Mines Ltd. (“Aurizon”). On July 7, 2006, the Corporation withdrew its offer after the British Columbia Court of Appeal upheld a previous lower court injunction against the offer. As a result of this ruling, Aurizon was awarded its costs and damages that are yet to be determined. The Corporation accrued an estimate of these costs and damages as a charge to earnings in 2007 and 2006.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Northgate believes no director or executive officer of the Corporation has any interest in any material transactions during the years ended December 31, 2006 and 2007 with the following exceptions all of whom are or were affiliated with Brookfield:
Mr. Terry Lyons, Chairman of the Board was a principal of BC Pacific Capital Corporation which was the controlling shareholder of the Corporation up until the secondary offering completed on November 24, 2003. Mr. Lyons is no longer a principal with BC Pacific.
Brookfield had unconditionally guaranteed the Corporation’s loan facility that was fully repaid on February 15, 2006. For this Brookfield had received a 1% guarantee fee based on the outstanding balance and also holds a 1.62% royalty on payable metals from the Kemess South mine.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Vancouver, British Columbia.
MATERIAL CONTRACTS
Northgate is party to an off take agreement with the Horne smelter operated by Xstrata Canada Corporation for the smelting and refining of the Kemess South copper and gold concentrate. In October 2007 Northgate entered into a Merger Implementation Agreement with Perseverance Corporation Limited as part of the acquisition of Perseverance. As noted in elsewhere in this report this transaction is now completed.

INTEREST OF EXPERTS
The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information referred to in the documents incorporated herein has been derived:
1. Young-Davidson Property — Carl Edmunds, M.Sc., P. Geo, the Corporation’s Manager of Exploration prepared a NI 43-101 report for the Corporation titled “Technical Report on the Underground Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario” dated March 25, 2007 and revised May 9, 2008
2. Kemess South Mine — Gordon Skrecky P. Eng, the Corporation’s Chief Mine Geologist prepared a NI 43-101 report for the Corporation titled “Technical Report On The December 31, 2007 Reserves For Kemess South Mine” dated May 9, 2008
3. Fosterville Gold Mine — Simon Hitchman, MAusIMM and Ian Holland, MAusIMM, each an employee of the Corporation and Brad Evans, MAusIMM of Mining Plus, prepared a NI 43-101 report for the Corporation titled “Technical Report on Fosterville Gold Mine, Victoria, Australia” dated March 25, 2008.
4. Stawell Gold Mines — Dean Fredericksen, M.Sc. Hons and MAusIMM of Fredericksen Geological Solutions Pty Ltd. and Glenn Miller, MAusIMM, an employee of the Corporation, prepared a NI 43-101 report for the Corporation titled “Technical Report on Stawell Gold Mines, Victoria, Australia” dated March 28, 2008.
The disclosure on Kemess North contained in this Annual Information Form has been prepared by Carl Edmunds, M.Sc., P. Geo, the Corporation’s Manager of Exploration.
The Corporation has been advised that neither Messrs. Evans nor Fredericksen, held any securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports.
Messrs. Edmunds, Skrecky, Hitchman, Holland and Miller, each of whom is an employee or officer of the Corporation, hold less than 1% of the outstanding Common Shares.
KPMG LLP is the Corporation’s auditor. KPMG LLP also provides tax advice to the Corporation as directed and authorized by the Audit Committee. Invoices for these services are settled in cash.
Except as disclosed above, none of the experts referred to above, is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and the interests of insiders in material transactions is contained in the Corporation’s Information Circular for the 2006 Annual General Meeting, Annual Report and comparative financial statements. A copy of these documents and this Annual Information Form may be obtained on the SEDAR website at www.sedar.com or upon request by contacting the Corporation at Suite 406, 815 Hornby Street, Vancouver, British Columbia, V6Z-2E6 — Telephone: 604- 681-4004, Facsimile: 604-681-4003, e-mail: ngx@northgateminerals.com.
AUDIT COMMITTEE INFORMATION
1. Audit Committee Charter
The Audit Committee’s Charter, as approved by the Corporation’s board of directors, is included in Schedule “A” of this Annual Information Form.
2. Composition of the Audit Committee
The Audit Committee is composed of three members, Patrick D. Downey, Douglas P. Hayhurst and Conrad A. Pinette. Each member of the Audit Committee is independent and none receives, directly or indirectly, any compensation from Northgate other than for services as a member of the board of directors of Northgate and its committees. All members of the Audit Committee are financially literate as defined under Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). In considering the criteria for determining financial literacy, the board of directors of Northgate looks at the ability of a director to read and understand a balance sheet, an income statement and a cash flow statement.
3. Relevant Education and Experience
This section describes the education and experience of the Corporation’s Audit Committee members that is relevant to the performance of their responsibilities in that role.
PATRICK D. DOWNEY, B. Comm, C.A.
Mr. Downey is a retired executive who graduated from Laurentian University and was involved in the gold, copper and diamond mining industry throughout most of his career. He joined Northgate in 1980 and served as Chief Financial Officer from 1988 until 1992. Mr. Downey is a member of the Canadian Institute of Chartered Accountants and the Ontario Institute of Chartered Accountants and is currently serving as Chairman of Northgate Minerals Corporation’s Audit Committee.
DOUGLAS P. HAYHURST, B.A., F.C.A., ICD.D
Mr. Hayhurst’s previous business career includes international industry leadership roles with IBM Business Consulting Services and PricewaterhouseCoopers Management Consulting Division, and senior management roles with Price Waterhouse (Canada) including Managing Partner for British Columbia and National Deputy Managing Partner in Toronto. As well as Northgate (Audit Committee member and Mergers & Acquisitions Committee Chair) he currently serves on the Board of Canexus Income Fund (Audit Committee Chair and member of the Corporate Governance and Compensation Committee). He is Chair of the BC Chapter of the Institute of Corporate Directors and Chair of the BC Regional Board and member of the National Board of the Nature Conservancy of Canada.
CONRAD A. PINETTE
Mr. Pinette is a retired executive having recently completed his business career in British Columbia’s forest industry. He completed four years of a five year program in Business Administration and Forestry at the University of British Columbia. Mr. Pinette’s executive positions have included Executive Vice-President, Tolko Industries Ltd. (2005);Executive Vice-President, Riverside Forest Products Limited (2004); President and COO, Lignum Limited (1990-2004) (Lignum was acquired by Riverside Forest Products Limited in early 2004 and Riverside was subsequently acquired by Tolko Industries Ltd. in late 2004). Mr. Pinette has been a Director of a number of private and public forest products and mining companies during his business career and is currently a director of several public companies, a principal and director of family corporations and is active in not-for-profit organizations.
Mr. Pinette is an active participant in fundraising for the Cariboo Foundation based in Williams Lake, The United Way of the Lower Mainland and is a director of the Prostate Centre at Vancouver General Hospital in British Columbia. Currently, he is a director of four public companies — Director and Chairman of the Board of Finning International Inc., Director of A&W Revenue Royalties Income Fund, TimberWest Forest Corporation and Northgate Minerals Corporation.
4. Reliance on Certain Exemptions
Since the commencement of 2007, Northgate’s most recently completed financial year, the issuer has not relied on:
a.	The exemption in section 2.4 of MI 52-110 (De Minimis Non-audit Services)

b.	The exemption in section 3.2 of MI 52-110 (Initial Public Offerings)

c.	The exemption in section 3.4 of MI 52-110 (Events Outside Control of Member)

d.	The exemption in section 3.5 of MI 52-110 (Death, Disability or Resignation of Audit Committee Member) or

e.	An exemption from of MI 52-110, in whole or in part, granted from Part 8 (Exemptions)
5. Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Since the commencement of 2007, Northgate’s most recently completed financial year, the issue has not relied on the exemption in subsection 3.3(2) of MI 52-110 (Controlled Companies) or section 3.6 of MI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances).
6. Reliance on Section 3.8
Since the commencement of 2007, Northgate’s most recently completed financial year, Northgate has no need to rely on the exemption in section 3.8 of MI 52-110 (Acquisition of Financial Literacy) as all members of the Audit Committee are financially literate.
7. Audit Committee Oversight
At no time since the commencement of 2007, Northgate’s most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor, not been adopted by the board of directors of Northgate.
8. Pre-Approval Policies and Procedures
The Audit Committee has the sole authority to review in advance and grant any appropriate approvals of all auditing services to be provided by the external auditors of Northgate and any non-audit services to be provided by the external auditors of Northgate as permitted by applicable securities laws and the Toronto Stock Exchange.
The audit committee has adopted the following policies and procedures for the engagement of non-audit services by the company’s external auditors.
Each year the management presents a forecast to the Audit Committee of those services that it anticipates will be required for the coming year. These services fall into three broad categories, namely:
Audit
•	Audit of consolidated financial statements

•	Consultation with respect to implementation of new accounting and reporting guidance

•	Other consultation with respect to accounting and reporting issues

•	Quarterly reviews of interim consolidated financial statements

•	Audit of subsidiary financial statements

•	Services associated with registrations statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings (e.g. comfort letters, consents)
Audit related services
•	Guidance with respect to documentation and testing of internal controls pursuant to SOX 404

•	Consultations by the Corporation’s management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations on proposed transactions that re not reflected in the financial statements
Tax
•	Canadian tax compliance

•	Canadian and international tax planning and advisory services
Each quarter the forecast of required services is reviewed by the Audit Committee and appropriate changes are either approved or not.
9. External Auditor Service Fees (By Category)
Audit Fees
During the financial year ended December 31, 2007, KPMG LLP, the Corporation’s external auditor (the “External Auditor”) billed the Corporation $530,390 for audit services. During the financial year ended December 31, 2006, the External Auditor billed the Corporation $580,279 for audit services.

Audit-Related Fees
During the financial year ended December 31, 2007, the External Auditor billed the Corporation $121,639 for accounting consultations and guidance with respect to documentation and testing of internal controls and due diligence assistance. During the financial year ended December 31, 2006, the External Auditor billed the Corporation $241,405 for advice related to accounting consultations and guidance with respect to documentation and testing of internal controls and due diligence assistance.
Tax Fees
During the financial year ended December 31, 2007, the External Auditor billed the Corporation $122,820 for tax return preparation and advice related to tax compliance, tax advice and tax planning (“Tax Services”). During the financial year ended December 31, 2006, the External Auditor billed the Corporation $88,164 for Tax Services.
All Other Fees
During the financial year ended December 31, 2007, the external auditor did not bill the Corporation for any other professional services performed in connection with other services. During the financial year ended December 31, 2006, the external auditor did not bill the Corporation for any other professional services performed in connection with other services.

GLOSSARY OF TECHNICAL TERMS
The following is a glossary of certain technical terms used in this Annual Information Form:

Acid Mine Drainage	Acidic runoff water from mine waste dumps and mill tailings ponds containing sulphide minerals. Also refers to ground water pumped to surface from mines.

Aeromagnetic Survey	A geophysical survey using a magnetometer aboard, or towed behind, an aircraft.

Ag	Silver

Alteration	Chemical changes in minerals occurring after a mineral is formed; typical of the reaction between mineralizing fluids and host rocks, and the surface weathering of rocks. Common types (and their characteristic minerals) include albitization (sodium feldspar), argillization (clays), chloritization (chlorite), potassic alteration (potassium feldspar and biotite), propylitization (epidote), sericitization (white mica), and silicification (quartz).

Amphibolite	An igneous or metamorphic rock consisting almost entirely of amphibole, an iron magnesium silicate, used

Andesite	A fine grained intermediate volcanic igneous rock

Ankerite	A calcium, iron, magnesium carbonate mineral

Anomaly	Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

Archean	An age of the earth, in the context of this report about 2.5 billion years old

Argillite/Siltstone	Fine grained sedimentary rocks

Asitka	Permian Age rocks

Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.

Au	Gold

Augite	An iron magnesium silicate of the pyroxene group found in ultrabasic and basic volcanic and plutonic rocks

Base Metal	Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.)

Breccia	A rock in which angular fragments are surrounded by a mass of finer-grained material. Breccias may form by explosive volcanic action, by structural deformation (a “fault breccia”), by intrusive action (where the intrusive rock incorporates fragments of country rock), or by hydrothermal processes (where wall rock fragments are incorporated by vein material).

Chalcopyrite	A sulphide mineral of copper and iron; the most common ore mineral of copper.

Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.

Chlorite	A group of minerals that may be formed by regional metamorphism, or by hydrothermal alteration related to a base and/or precious metal mineralization.

CIM	Canadian Institute of Mining, Metallurgy and Petroleum

CIP/CIL	Carbon in pulp / carbon in leach

Claim	A portion of land held either by a prospector or a mining company. In Canada, the common size is 1,320 ft. square (about 400 m), or 40 acres (about 16 ha).

Clastic rocks	Rocks built up of fragments from the erosion of pre-existing rocks.

CoG	Cutoff grade

Concentrate	Product containing the valuable metals from which most of the waste rock has been separated. This is the raw material for smelting.

Conglomerate	A sedimentary rock composed of large fragments (>64mm) derived from the erosion of pre-existing rocks, that is a subset of clastic rocks.

Core	A cylindrical sample of rock, brought to surface by diamond drilling. Core size is characterized by its diameter, AQ (27 mm), BQ (36.5 mm) NQ (47.6 mm) HQ (63.5 mm).

Cu	Copper

Cut-off grade	Percentage grade of contained mineral which at recovery from an orebody is deemed economic. The cut-off grade is determined by the following formula parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and mineral prices.

Deposit	A body of rock containing valuable minerals; usage generally restricted to zones of mineralization whose size has been wholly or partly determined through sampling.

Diabase	A mafic igneous dyke, Matachewan being the type locale for a series of dykes in this part of Ontario and Quebec.

Diorite	A coarse grained intermediate composition plutonic rock

Drift	A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.

Dyke	A sheet-like intrusive body that is discordant to the fabric of the host rocks and thus by definition younger than the host rocks.

Fault	A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Feldspars	The most important rock forming silicate minerals the are composed of calcium, potassium and sodium alumina silicates

Felsic	As applied to volcanic rocks, this indicates high silica content; often used interchangeably with rhyolite or dacite.

Flotation	The method of mineral separation in which a froth, created in water by a variety of reagents, causes some finely crushed minerals to float, whereas the useless materials sink to the bottom.

Fold	Any bending or wrinkling of rock strata.

Footwall	The rock on the underside of a vein or ore structure.

Fracture	A break in the rock, the opening of which allows mineral-bearing solutions to enter. A “cross-fracture” is a minor break extending at more-or-less right angles to the direction of the principal fractures.

G&A	General and Administration

g/t	grams per tonne

Geochemistry	The study of the chemical properties of rocks.

Geology	The science concerned with the study of rocks which compose the Earth.

Geophysics	The study of the physical properties of rocks and minerals.

Geostatistical	Statistics as applied to ore deposits and the problem of producing the best estimate of a mineral grade at a location within an ore deposit or the overall grade of the deposit, also known as “kriging”.

Gouge	Rock flour, often along a fault plane

Grab Sample	A rock sample that is nominally representative but in practice may be very select. Results are most often indicative of base and/or precious metal mineralization but not likely to be representative of the overall grade.

Granite	A coarse grained igneous rock containing quartz (more than seventy percent (70%) SiO2) and feldspar minerals.

Graphitic Argillite	A fine grained graphite bearing sedimentary rock indicating a reduced, oxygen poor environment.

Greenstone Belt	An area underlain by metamorphosed volcanic and sedimentary rocks, usually in a continental shield.

Greywacke	Fine grained (< 2mm) clastic rock.

Heap Leaching	A process whereby valuable metals, usually gold and silver, are leached from a heap, or pad, of crushed ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.

High Grade	A relative term referring to rich ore. As a verb, it refers to selective mining of the best ore in a deposit.

HQ	2.406 inch diameter core

Hydrothermal	Relating to hot fluids circulating in the Earth’s crust.

Hypogene Ore	Hypogene ore contains unaltered primary sulphide mineralization characterized by disseminated grains of chalcopyrite and pyrite. Gold is intimately associated with the copper bearing sulphides as free and as fine grains of electrum (gold/silver) and gold. Approximately eighty-five percent (85%) of the remaining Kemess South reserve and all of the Kemess North resource are composed of hypogene mineralization.

Igneous Rocks	Rocks formed by the solidification of molten material from far below the Earth’s surface.

Induced Polarization	A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Intrusive	Igneous rocks that have forced themselves into pre-existing rocks

IP	Induced Polarization

Jurassic	Period of time from 195 to 135 million years ago

Kemess	Kemess Mine

lb	Pound

Leach Cap Ore	Leach cap ore is located on the upper boundary of the Kemess South deposit. The original hypogene ore has been oxidized by exposure to the elements and has undergone natural leaching of the sulphide minerals into the underlying ore layer (supergene) below the water table. Leach cap ore is strongly depleted in copper but contains slightly more gold than hypogene ore.

Lithology	Loosely used term referring to rock types, usually based on their appearance in hand specimen or in outcrop.

Logging	The process of recording geological observations of drill core either on paper or on computer disk.

m	Meter

Mafic	A general term used to describe iron and magnesium rich rocks.

Magnetic Survey	A geophysical survey, utilizing a magnetometer that measures the intensity of the Earth’s magnetic field.

Magnetite	An important iron ore mineral

Magnetometer	A geophysical instrument used to measure the intensity of and variations within the earth’s magnetic field.

Metamorphism	A change brought about in rocks within the rocks crust by heat and pressure. Greenschist and amphibolite facies or grade metamorphism are characterized by chlorite and amphibole minerals respectively.

Mineral	A structurally homogenous of definite chemical composition formed by inorganic processes of nature having definite physical properties

Monzonite	A coarse grained igneous intrusive rock with approximately equal amounts of calcium and potassium feldspar

Mt	Million tonnes

NSR	Net Smelter Return

NTS	National Topographic System

Option	An agreement to purchase a property (subject to the buyer reaching defined benchmarks of performance or making payments) between the property vendor and a third party who wishes to explore the property further.

Outcrop	An exposure of rock or mineral deposit that can be seen on surface that is not covered by soil or water.

Oz/ton	Troy ounces per short ton

Porphyry	As a rock type this refers to a body of intrusive rock containing relatively large crystals in a fine-grained groundmass. As applied to mineral deposits this refers to large tonnage copper (± gold, ± molybdenum) deposits associated with this rock type which may be amenable to open pit mining.

QA/QC	Quality Assurance/Quality Control

Recovery	The percentage of the valuable metal in the ore that is recovered by metallurgical treatment.

Refractory Ore	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.

Rhyolite	A volcanic rock compositionally similar to granite this is important in the genetic model for certain deposits, in this case, the Eskay Creek deposit.

Royalty	An amount of money paid at regular intervals by the lessee or operator of a mining property to a lender or the owner of the ground. Generally based on a certain amount per tonne or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.

Schist	A metamorphed rock characterized by parallel arrangement of the bulk of its constituent minerals.

SEDAR	System for Electronic Document and Retrieval

Silicification	A type of alteration with abundant fine grained silica

Stock	(As applied to rocks) An intrusive rock usually circular or elliptical in cross section, perhaps derived from a larger intrusive body of similar composition.

Stockwork Alteration	Alteration along a network of fractures.

Supergene Ore	Supergene ore has been enriched in native copper and secondary sulphide minerals such as chalcocite and covellite due to the deposition of copper from the overlying layer of ore (leach cap). The copper grade of supergene ore is approximately forty percent (40%) higher than primary hypogene ore.

Syenite	A coarse grained igneous rock characterized by the presence of sodium and potassium feldspar. With increasing quartz content this would grade into granite.

Takla	Triassic Age rocks.

Toodoggone	Jurassic Age rocks.

Ultramafic	General term referring to high iron and magnesium rocks to the virtual exclusion of quartz.

Variogram	A geostatistical graph that represents variation of grade with distance

Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

Zone	An area of distinct mineralization.

SCHEDULE “A”
TO
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED
DECEMBER 31, 2007

NORTHGATE MINERALS CORPORATION
AUDIT COMMITTEE CHARTER1
Overview and Purpose
The Audit Committee of Northgate Minerals Corporation (“Northgate”) has been formed to enable the Board of Directors of Northgate to perform its obligations with respect to compliance with applicable securities laws and the rules of the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”) where the Corporation’s common shares are traded.
The Audit Committee is responsible to the Board of Directors of Northgate. The primary objective of the Audit Committee is to assist the Board of Directors in fulfilling its responsibilities with respect to:
(a)	disclosure of financial and related information;

(b)	the relationship with and expectations of the external auditors of Northgate, including the establishment of the independence of the external auditors;

(c)	its relationship with and expectations of the internal auditors function (as applicable);

(d)	the oversight of internal control; and

(e)	any other matters that the Audit Committee feels are important to its mandate or that the Board of Directors chooses to delegate to it.
The Audit Committee will approve, monitor, evaluate, advise or make recommendations in accordance with this Charter, with respect to the matters set out above.
Organization
1. Size and Membership Criteria2
The Audit Committee will consist of three Directors of Northgate.
Each member of the Audit Committee must be independent of management and free from any interest, business or other relationship, other than interests and relationships arising from holding shares of Northgate or other securities which are exchangeable into shares of Northgate, which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of Northgate.
All members of the Audit Committee should be financially literate and able to read and understand basic financial statements. At least one member of the Audit Committee must have accounting or related financial expertise and should be able to analyze and interpret a full set of financial statements, including notes, in accordance with generally accepted accounting principles.
2. Appointment and Vacancies
The members of the Audit Committee are appointed or reappointed by the Board of Directors following each annual meeting of the shareholders of Northgate. Each member of the Audit Committee will continue to be a member of the Audit Committee until his or her successor is appointed unless he or she resigns or is removed by the Board of Directors of Northgate or ceases to be a Director of Northgate. Where a vacancy occurs at any time in the membership of the Audit Committee it may be filled by the Board of Directors and will be filled by the Board of Directors if the membership of the Audit Committee is less than three Directors as a result of any such vacancy.
Meetings
1. Frequency
The Audit Committee will meet at least four times per year on a quarterly basis, or more frequently as circumstances require. In addition, the Audit Committee will also meet at least quarterly with management, the internal auditors (as applicable) and the external auditors of Northgate in separate

[1]	This Charter must be published once every three years in Northgate’s annual report or information circular or following material amendments to the Charter, or on its website.

[2]	TSX Guidelines require that the Audit Committee be comprised solely of unrelated directors and the AMEX Company Guide requires that the Audit Committee be comprised solely of Independent directors.

executive sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately.
2. Chair
The Board of Directors of Northgate or, in the event of its failure to do so, the members of the Audit Committee, will appoint a Chairman from amongst their number. If the Chairman of the Audit Committee is not present at any meeting of the Audit Committee, the Chairman of the meeting will be chosen by the Audit Committee from among the members present.
The Audit Committee will also appoint a secretary who need not be a Director of Northgate.
3. Time and Place of Meetings
The time and place of meetings of the Audit Committee and the procedure at such meetings will be determined from time to time by the members of the Audit Committee, provided that:
(a)	a quorum for meetings of the Audit Committee will be two members present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other,

(b)	notice of the time and place of every meeting will be given in writing, facsimile or electronic means to each member of the Audit Committee, the internal auditors (as applicable), the external auditors and the corporate secretary of Northgate at least 24 hours prior to the time fixed for such meeting.
Any person entitled to notice of a meeting of the Audit Committee may waive such notice (an attendance at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called).
The external auditors will be entitled to attend each meeting of the Audit Committee at the expense of Northgate.
A meeting of the Audit Committee may be called by the corporate secretary of Northgate on the direction of the Chairman or Chief Executive Officer of Northgate, by any member of the Audit Committee, the external auditors or the internal auditors (as applicable). Notwithstanding the foregoing, the Audit Committee will at all times have the right to determine who will and will not be present at any part of any meeting of the Audit Committee.
4. Agenda
The Chairman will ensure that the agenda for each upcoming meeting of the Audit Committee is circulated to each member of the Audit Committee as well as each of the external auditors, internal auditors (as applicable) and corporate secretary of Northgate in advance of the meeting of the Audit Committee not later than five business days prior to each meeting.
5. Resources
The Audit Committee will have the authority to retain independent legal, accounting and other consultants to advise the Audit Committee. The Audit Committee may request any officer or employee of Northgate or its subsidiaries or the legal counsel to Northgate or the external auditors of Northgate to attend any meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.
Duties and Responsibilities
The Board of Directors of Northgate has delegated the following duties and responsibilities to the Audit Committee, and the Audit Committee will have the sole authority and responsibility to carry out these duties and responsibilities.
1. Financial Statements and Related Information
The Audit Committee will review and discuss with management, the internal auditors (as applicable) and the external auditors of Northgate the following financial statements and related information:

(a)	annual audited financial statements of Northgate, including notes;

(b)	interim financial statements of Northgate;

(c)	management discussion and analysis relating to each of the annual audited financial statements and the interim financial statements of Northgate;

(d)	news releases and material change reports announcing annual or interim financial results or otherwise disclosing the financial performance of Northgate, including the use of non-GAAP earnings measures;

(e)	all financial-related disclosure to be included in or incorporated by reference into any prospectus that may be prepared by Northgate; and

(f)	annual report, annual information form and management information or proxy circular.
As part of this review process, the Audit Committee should meet with the external auditors without management present to receive input from the external auditors with respect to the acceptability and quality of the financial disclosure and related documents.
Following the review by the Audit Committee of the documents set out above, the Audit Committee will recommend to the Board of Directors of Northgate, if appropriate, that such documents be approved by the Board of Directors and filed with all applicable securities regulatory bodies and/or be sent to shareholders. If Northgate lists its securities on a stock exchange in a jurisdiction other than Canada, the Audit Committee should review the equivalent applicable documentation and procedures.
2. Appointment of External Auditors
The Audit Committee is directly responsible to recommend the appointment, approve the compensation and carry out oversight of the work of the external auditors of Northgate (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing its audit report or related work.
The Audit Committee has the sole authority to review in advance and grant any appropriate approvals of all auditing services to be provided by the external auditors of Northgate and any non-audit services to be provided by the external auditors of Northgate as permitted by applicable securities laws and the Toronto Stock Exchange.
The Audit Committee will review on an annual basis the performance of the external auditors of Northgate including the following criteria as appropriate:
(i)	Quality of team, including continuity, industry knowledge, current issues expertise;

(ii)	Balance and reasonableness in approach to issues;

(iii)	Deviations from audit plan;

(iv)	Audit Committee confidence in responses to queries, including queries on management of risks and quality of earnings;

(v)	Discussions with management — CEO, CFO, VP Finance, Corporate Controller;

(vi)	Quality of management letters;

(vii)	Timeliness of written and verbal advice;

(viii)	Value for money / cost effectiveness;

(ix)	Reputation of firm;

(x)	Quality of audit processes;

(xi)	Independence;

(xii)	Quality of relationship with audit committee — proactive; transparency and openness; information shared; value-added, breadth and depth of relevant knowledge and advice;

(xiii)	Quality and availability of relevant non-audit services.

The Audit Committee will discuss with the external auditors any disclosed relationships or services that the external auditors propose to provide to Northgate or any of its subsidiaries that may impact the objectivity and independence of the external auditors in order to satisfy itself of the independence of the external auditors.
On an annual basis the Audit Committee will obtain and review an annual report from the external auditors describing the external auditors’ internal quality control procedures and any material issues raised by the most recent internal quality control review or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues. In addition, the Audit Committee will review on an annual basis the scope and plan of the work to be done by the external auditors of Northgate for the coming financial year.
3. Internal Audit Function
The Audit Committee is responsible for reviewing with management of Northgate the following:
(a)	plans regarding any changes in accounting practices or policies and the financial impact thereof;

(b)	areas of management judgment and estimates that have a significant effect on the financial statements of Northgate and its subsidiaries;

(c)	any off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of Northgate and its subsidiaries which would have a material current or future effect on the financial condition of Northgate;

(d)	major risk exposures facing Northgate and the steps that management has taken to monitor, control and manage such exposures, including Northgate’s risk assessment and risk management guidelines and policies;

(e)	any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of Northgate and its subsidiaries and the manner in which these matters have been disclosed in the financial statements;

(f)	annual sign-off by senior management of compliance certificates with the code of conduct and ethics.

(g)	review corporate accounting and finance policies on an annual basis.
4. Internal Controls
In consultation with the external auditors, the Audit Committee is responsible for reviewing the adequacy of Northgate’s internal control structures and procedures designed to ensure compliance with applicable laws and regulations.
The Audit Committee will review:
(a)	the internal control report prepared by management, including management’s assessment of the effectiveness of Northgate’s internal control structure and procedures for financial reporting; and

(b)	the attestation and report by the external auditors of Northgate on the assessment made by management.
5. Other Responsibilities
(a)	Annually assess the effectiveness of the Committee against its Charter and report the results of the assessment to the Board.

(b)	Perform any other activities consistent with this Charter, Northgate’s constating documents, and governing laws, as the Committee or the Board deems necessary or appropriate.

(c)	Maintain minutes of meetings and periodically report to the Board on significant results of the foregoing Committee activities.

6. Whistleblower Policy
The Audit Committee has adopted a Whistleblower Policy to facilitate the reporting by Northgate directors, officers or employees of any Accounting Irregularities.
Revised December 14, 2007